UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2016

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities

Exchange Act of 1934, in each case as amended

Commission file number: 1-14846

        AngloGold Ashanti Limited

(Name of Registrant)

76 Rahima Moosa Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑         No:  ☒

Enclosures:

Unaudited condensed financial statements as of December 31, 2015 and 2014 and for each of the three months and year ended December 31, 2015 and 2014, prepared in accordance with IFRS, and related management’s discussion.

Report

for the quarter and year ended 31 December 2015

Full Year

❖	Production of 3.947Moz
❖	Corporate costs $78m down 15% from $92m in 2014
❖	Capital expenditure of $857m, down 29% from $1.2bn in 2014
❖	Net debt reduced 30% year-on-year to $2,190m, due to self-help measures

Fourth Quarter

❖	Strong production of 997,000oz

			Quarter		Year
		ended Dec 2015	ended Sep 2015	ended Dec 2014*	ended Dec 2015	ended Dec 2014*
		US dollar / Imperial
Operating review
Gold
Produced from continuing operations	- oz (000)	997	955	1,102	3,830	4,225
Produced from discontinued operations	- oz (000)	-	19	54	117	211
Produced continuing and discontinued operations	- oz (000)	997	974	1,156	3,947	4,436
Sold from continuing operations	- oz (000)	1,014	933	1,117	3,850	4,248
Sold from discontinued operations	- oz (000)	-	21	55	115	210
Sold continuing and discontinued operations	- oz (000)	1,014	954	1,172	3,965	4,458

Continuing operations
Price received [1]	- $/oz	1,104	1,123	1,202	1,158	1,264
All-in sustaining costs [2]	- $/oz	860	937	1,005	910	1,020
All-in costs [2]	- $/oz	959	1,024	1,099	1,001	1,114
Total cash costs [3]	- $/oz	663	735	715	712	785

Financial review
Gold income	- $m	1,024	946	1,212	4,015	4,952
Cost of sales	- $m	(812)	(830)	(999)	(3,294)	(3,972)
Total cash costs [3]	- $m	606	640	722	2,493	3,071
Production costs[4]	- $m	577	654	762	2,494	3,161
Gross profit	- $m	208	115	218	714	993

Continuing and discontinued operations
Profit (loss) attributable to equity shareholders	- $m	65	(6)	(58)	(85)	(58)
	- cents/share	16	(1)	(14)	(20)	(14)
Headline earnings (loss)	- $m	53	3	(71)	(73)	(79)
	- cents/share	13	1	(17)	(18)	(19)
Net cash flow from operating activities	- $m	383	243	213	1,139	1,220
Capital expenditure	- $m	223	207	363	857	1,209

*	Cripple Creek & Victor (CC&V) has been disclosed as a discontinued operation and the 2014 comparative results have been restated.

Notes:	1.	Refer to note A “Non-GAAP disclosure” for the definition.
	2.	Refer to note B “Non-GAAP disclosure” for the definition.
	3.	Refer to note C “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
	4.	Refer to note 3 of notes for the quarter and year ended 31 December 2015.	Rounding of figures may result in computational discrepancies.
	5.	Refer to note 10 of notes for the quarter and year ended 31 December 2015.

Published : 22 February 2016 Quarter 4 2015

Forward looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-Gaap financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

1

Operations at a glance

for the quarter ended 31 December 2015

	Production *			All-in sustaining costs[1] *				Total cash costs [2] *
	oz (000)	Year-on -year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]

SOUTH AFRICA	252	(16)	-	988	(10)	(16)	776	(7)	(19)
Vaal River Operations	87	(30)	(6)	1,041	1	(11)	777	1	(19)
Kopanang	28	(15)	-	1,142	(14)	(17)	908	(10)	(22)
Moab	59	(34)	(11)	993	8	(8)	714	4	(18)
West Wits Operations	113	(5)	5	958	(15)	(20)	759	(12)	(20)
Mponeng	61	9	13	959	(25)	(25)	722	(24)	(25)
TauTona	52	(17)	(4)	957	(4)	(13)	802	1	(14)
Total Surface Operations	49	(13)	2	893	(20)	(18)	815	(8)	(17)
First Uranium SA	23	(4)	5	754	(42)	(33)	728	(19)	(25)
Surface Operations	26	(19)	-	1,017	5	(3)	893	3	(10)
Other	3	200	(25)	-	-	-	-	-	-

INTERNATIONAL OPERATIONS	745	(7)	6	786	(17)	(5)	619	(9)	(6)
CONTINENTAL AFRICA	366	(13)	5	813	(10)	(2)	676	(2)	(2)
DRC
Kibali - Attr. 45% [6]	69	(14)	(4)	669	26	(1)	603	10	(8)
Ghana
Iduapriem	56	40	14	972	(22)	5	897	(8)	(13)
Obuasi	8	(83)	(38)	684	(53)	(52)	1,607	61	74
Guinea
Siguiri - Attr. 85%	71	4	37	957	(2)	(3)	788	(11)	(8)
Mali
Morila - Attr. 40% [5]	7	(53)	-	1,114	19	5	1,082	11	15
Sadiola - Attr. 41% [5]	16	(24)	(6)	1,104	5	50	921	(2)	36
Yatela - Attr. 40% [5]	-	(100)	-	-	(100)	-	-	(100)	-
Tanzania
Geita	139	(3)	1	715	(5)	(4)	465	8	(4)
Non-controlling interests, exploration and other

AUSTRALASIA	144	(8)	7	864	(13)	(2)	685	(6)	(5)
Australia
Sunrise Dam	50	(18)	(2)	1,103	(8)	(3)	969	(11)	(3)
Tropicana - Attr. 70%	94	(2)	13	693	(16)	3	512	6	2
Exploration and other

AMERICAS	235	4	7	684	(31)	(16)	490	(22)	(14)
Argentina
Cerro Vanguardia - Attr. 92.50%	72	13	1	778	(26)	(13)	589	(24)	(7)
Brazil
AngloGold Ashanti Mineração	117	(3)	(5)	647	(33)	(7)	432	(24)	(11)
Serra Grande	46	10	84	587	(38)	(46)	435	(24)	(46)
Continuing operations	997	(10)	4	860	(14)	(8)	663	(7)	(10)
Discontinued operations
Cripple Creek & Victor	-	(100)	(100)

Total	997	(14)	2

* Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.

1 Refer to note B under “Non-GAAP disclosure” for definition

2 Refer to note C under “Non-GAAP disclosure” for definition

3 Variance December 2015 quarter on December 2014 quarter—increase (decrease).

4 Variance December 2015 quarter on September 2015 quarter—increase (decrease).

5 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

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Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

FULL YEAR REVIEW

AngloGold Ashanti delivered a solid operating and financial performance for 2015 as it delivered on its ‘self-help’ measures to reduce debt from internally generated cash flows. The results for the fourth quarter and full year 2015 show the combination of a strong ongoing focus on cost and capital discipline, as well as the operational leverage the company has to weaker currencies and lower oil prices.

Cash inflows from operating activities of $1,139m for the year ended 31 December 2015 were only 7% lower than the $1,220m achieved in the prior year, despite an 8% decrease in gold price received and an 11% decrease in production (including discontinued operations).

Borrowings decreased by 26% to $2.74bn from $3.72bn at the end of 2014 and net debt fell by 30% to $2.19bn from $3.13bn at the end of 2014, aided by the sale of CC&V for $819m, as well as tight cost management, which saw full year all-in sustaining costs (AISC) improve by 11% to $910/oz and cost of sales decrease by 17% to $3,294m.

“We’ve again shown consistency in hitting our production guidance, beating cost estimates, delivering free cash flow and delivering a sharp reduction in net debt levels,” Chief Executive Officer Srinivasan Venkatakrishnan said. “We achieved all of that despite lower gold prices.”

The 11% decrease in production over 2014 levels to 3.95Moz (including discontinued operations), was due in part to lower output from South Africa following safety related disruptions, the sale of CC&V on 3 August 2015 and the transition of Obuasi to limited operations at the end of 2014. The 11% year-on-year improvement in AISC reflects an especially strong delivery from the International Operations which saw their AISC fall by more than 16% to $822/oz. Geita was once again a standout performer in Continental Africa, with AISC of $717/oz, whilst the American operations as a whole had AISC of $792/oz, benefiting from strong fundamental performances combined with a tailwind from weakening currencies, particularly in Brazil. The South African operations struggled due to a combination of lower grades and several safety-related disruptions during the year which resulted in a drop in production to 1.004Moz from 1.22Moz in 2014. The South African operations reported AISC of $1,088/oz, $24/oz or 2% higher than the previous year, reflecting the weaker operating performance which was only partially offset by the weaker Rand.

The company’s cost performance reflected improvements in several key areas including direct operating costs, corporate overheads, exploration expenses and capital expenditure. The Project 500 initiative, launched in mid-2013 to save $500m in direct operating costs over 18 months, has surpassed that target and has now been embedded in the International Operations as an ongoing business improvement initiative. The Project 500 team is in the beginning phases of implementing a range of efficiency initiatives at the South African operations in 2016.

Capital expenditure of $857m represented a 29% decrease compared to $1.2bn in the prior year. This reduction was partially due to favourable exchange rate movements in South Africa, Brazil, Argentina and Australia, as well as planning and design changes at certain sites and fundamental cost savings. Total cash costs of $712/oz improved 9% compared to $785/oz recorded in 2014. Corporate and marketing costs of $78m were 15% lower year-on-year, while exploration and evaluation costs of $132m were 7% lower year-on-year.

The net loss attributable to equity shareholders for the year was $85m compared with a loss of $58m a year earlier.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) was $1,472m, compared to $1,616m in 2014 reflecting the lower production and average price received. Net debt to adjusted EBITDA levels ended the year at 1.49 times, lower than the 1.94 times recorded at the end of 2014, highlighting the success of the deleveraging efforts.

Liquidity remains strong, with $800m available on the US dollar revolving credit facility (RCF), along with A$365m undrawn on the Australian dollar RCF, approximately R2.4bn available from its South African RCF and cash and cash equivalents of $484m as at 31 December 2015.

SAFETY AND SUSTAINABILITY

Safety remains the most pressing challenge for our South African operations, particularly following a regression in performance after a strong record in 2014. Eleven of our colleagues lost their lives in the workplace during 2015, from six the previous year. Significant effort is being expended to not only understand the cause of each of these incidents, but also the root cause of other high potential incidents that could have resulted in fatalities. There has been some success in this regard, with the all-injury frequency rate, the broadest measure of workplace safety, improving to 7.18 per million hours worked, from 7.36 the previous year. In addition, reportable environmental incidents were the lowest recorded in the company’s history and the company continues to invest considerable resources to maintain and improve relationships with host communities and governments.

3

FOURTH-QUARTER REVIEW

The fourth quarter of 2015 saw a robust operating and financial performance, with the continued focus on fundamental cost management aided by weakening currencies across key jurisdictions.

Net cash inflows from operating activities of $383m represented an 80% increase compared to the $213m generated in the fourth quarter of 2014, with strong cost control across all metrics helping offset the weaker gold price. The successful tender offer for the high- yield bond in September, undertaken to repay part of the 8.5% bonds due 2020 ahead of schedule, resulted in a 28% decrease in finance costs year-on-year from $61m in the fourth quarter of 2014, to $44m in the period under review.

Gold income decreased by $188m from $1,212m in the quarter ended 31 December 2014 to $1,024m in the corresponding period of 2015, representing a 16% decrease year-on-year. The decrease was due to a $98/oz, or 8%, decrease in the gold price received from $1,202/oz for the quarter ended 31 December 2014 to $1,104/oz for the corresponding period in 2015 and a 158,000oz, or 13%, decrease in gold sold from 1,172,000oz for the quarter ended 31 December 2014 to 1,014,000oz for the same period in 2015 due mainly to a decrease in production in South Africa, Continental Africa and Australia.

Production costs decreased by $185m from $762m in the quarter ended 31 December 2014 to $577m in the quarter ended 31 December 2015, representing a 24% decrease. The decrease was mainly due to a reduction in labour costs, fuel and power costs, consumable stores and service related costs as well as the weakening of some local currencies against the US dollar. Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar-denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentina Peso. During the quarter ended 31 December 2015 compared to the same period in 2014 all local currencies depreciated against the US dollar. The South African Rand depreciated by 27%, the Argentina Peso by 19%, the Australian Dollar by 19% and the Brazilian Real by 51%.

Fuel and power costs decreased from $131m in the quarter ended 31 December 2014 to $100m in the quarter ended 31 December 2015, which represents a $31m, or 24%, decrease. The decrease was mainly due to decreased mining at Obuasi (the mine entered into a Limited Operation Phase during the first quarter of 2015) and the decrease in fuel prices.

Consumable store costs decreased by $20m, or 14%, from $147m in the quarter ended 31 December 2014 to $127m in the quarter ended 31 December 2015. The decrease was due mainly to lower production at Obuasi and cost saving initiatives.

Labour costs declined by 18% from $245m in the quarter ended 31 December 2014 to $202m in the corresponding period of 2015. This was mainly due to rationalisation and restructuring across the group and lower production at Obuasi. Contractor costs declined by $3m, or 2%, mainly in Australia, from $122m in the quarter ended 31 December 2014 to $119m in the quarter ended 31 December 2015. The decrease in contractor costs was primarily a result of negotiating lower contract rates and the lower utilisation of mine contractors.

Service-related costs decreased by $28m, or 36%, from $77m in the quarter ended 31 December 2014 to $49m in the quarter ended 31 December 2015. The decrease was due to decreased services costs mainly in South Africa due to lower production and cost saving initiatives.

Cost of sales was $812m for the quarter ended 31 December 2015 compared to $999m for the corresponding period in 2014, which represents a $187m, or 19%, decrease. The decrease was due mainly to a $121m decrease in cash operating costs. Included in cost of sales is amortisation of tangible and intangible assets and changes in gold inventory, which all together decreased from $237m in the quarter ended 31 December 2014 to $236m in the same period of 2015. Amortisation decreased by $8m mainly at the South African operations due to lower production and lower capital spend. The gold inventory change was an increase of $22m in the quarter ended 31 December 2015 compared to an increase of $15m in the corresponding period in 2014. The greater increase in the quarter ended 31 December 2015 was due to the timing of gold shipments in Australia and South Africa.

Net profit attributable to equity shareholders, from continuing operations, increased from a loss of $40 in the quarter ended 31 December 2014 to a profit of $65m in the same period of 2015. The increase was mainly due to $148m retrenchment and related costs not repeated in the quarter ended 31 December 2015 and the $187m decrease in cost of sales. The increase was partially offset by the $188m decrease in gold income.

Borrowings decreased by $25m, or 1%, to $2,737m and net debt decreased by $101m, or 4%, to $2,190m during the quarter ended 31 December 2015. The long-term natural-gas offtake contracts in Australia (related to the new pipeline that is expected to deliver energy to both Sunrise Dam and Tropicana) are treated as debt in accordance with accounting standards. This was effected during the fourth quarter. The reduction in debt resulted in a net debt to Adjusted EBITDA ratio of 1.49 times, compared with 1.54 times at the end of September 2015. Accordingly, debt levels remain well below the covenant of net debt to Adjusted EBITDA of 3.5 times under our revolving credit agreements.

Group production was 997,000oz at an average total cash cost of $663/oz, compared to 974,000oz (including discontinued operations) at $735/oz the previous quarter and 1.156Moz at $715/oz in the fourth quarter of 2014.

AISC for the group in the fourth quarter was $860/oz, a 14% improvement from the fourth quarter of 2014, reflecting improved production from some operations, ongoing cost and capital allocation discipline and the positive impact of lower oil prices – particularly in Continental Africa and Australia – as well as weaker currencies in South Africa, Brazil and Australia. All-in costs were 13% lower than the corresponding quarter in 2014, at $959/oz.

Adjusted EBITDA was $388m, a 3% decrease compared to $402m in the fourth quarter of 2014, despite the 8% decline in the average gold price received from $1,202/oz to $1,104/oz, and a 13% reduction in ounces sold over this period. Adjusted EBITDA for the previous quarter was $291m.

The International operations continued to deliver year-on-year cost reductions in the three months to 31 December 2015, delivering a 17% drop in AISC at $786/oz, compared with $948/oz in the fourth quarter of 2014. This performance was led by the Americas, which reported a 31% year-on-year improvement in AISC to $684/oz.

4

South Africa started to show a modest recovery from its operational challenges related principally to safety disruptions in the first three quarters of the year. Whilst production was little changed from the third quarter at 252,000oz, AISC of $988/oz was 10% better than the fourth quarter of 2014, and 16% better than the previous quarter.

Weaker local currencies against the US dollar in the fourth quarter of 2015 compared to the fourth quarter of 2014 contributed to the reduction in group operating costs as our currency basket depreciated against the US dollar as follows (average values over the quarter): the South African Rand by 27%, the Australian Dollar by 19%, the Brazilian Real by 51% and the Argentina Peso by 19%. All, with the exception of the Australian Dollar, have continued to weaken relative to the US dollar since the end of 2015.

Total capital expenditure (including equity accounted entities and discontinued operations) during the fourth quarter of 2015 was $223m, compared with $363m (includes $50m for CC&V) in the fourth quarter of 2014 and $207m in the previous quarter. This 39% decrease reflects greater efficiencies, rescheduling of some expenditures, the positive impact of weaker currencies against the US dollar and lower capital requirements at Kibali and Obuasi. Of the total capital spent, project capital expenditure during the quarter amounted to $44m. Capital expenditure was 8% higher in the last quarter of the year, compared to the third quarter mainly due to normal seasonal patterns of investment at our operations, and slower-than-anticipated spending in South Africa, principally due to safety stoppages.

Summary of quarter-on-prior-year-quarter and year-on-year operating and cost improvements:

Particulars	Q4 2015	Q4 2014*	Improved Qtr vs prior yr Qtr	Year Dec 2015	Year Dec 2014*	Improved Year-on- Year
Operating review Gold
Production from continuing operations (kozs)	997	1,102	-10%	3,830	4,225	-9%
Production from discontinued operations (kozs)	-	54	-100%	117	211	-45%
Production from continuing and discontinued operations (kozs)	997	1,156	-14%	3,947	4,436	-11%
Continuing Operations
Gold price received ($/oz)	1,104	1,202	-8%	1,158	1,264	-8%
Total cash costs ($/oz)	663	715	-7%	712	785	-9%
Corporate & marketing costs ($m) **	19	23	-17%	78	92	-15%
Cost of sales ($m)	812	999	-19%	3,294	3,972	-17%
Exploration & evaluation costs ($m)	39	44	-11%	132	142	-7%
All-in sustaining costs ($/oz) ***	860	1,005	-14%	910	1,020	-11%
All-in costs ($/oz) ***	959	1,099	-13%	1,001	1,114	-10%
Adjusted EBITDA ($m)	388	402	-3%	1,472	1,616	-9%
Continuing and discontinued operations
Profit (loss) attr – equity shareholders ($m)	65	(58)	212%	(85)	(58)	-47%
Cash inflow from operating activities ($m)	383	213	80%	1,139	1,220	-7%
Capital expenditure ($m)	223	363	-39%	857	1,209	-29%

*   CC&V has been disclosed as a discontinued operation and the comparative results have been restated.

**  Includes administration and other expenses.

*** World Gold Council standard, excludes stockpiles written off.

CORPORATE UPDATE

On 21 December 2015, AngloGold Ashanti announced the termination of the conditional Investment Agreement concluded in September 2015 with Randgold Resources, for a joint venture to redevelop the Obuasi Mine. The proposed investment did not meet Randgold’s investment criteria. This decision followed concerted efforts by both companies to improve the project’s returns and also to secure an appropriate set of consents from the Government of Ghana, within an ambitious timeframe that would have allowed for a feasibility decision on the redevelopment of the mine in early 2016. Although improvements were identified, these were not sufficient for Randgold to commit to a substantial investment under the prevailing conditions.

Appointment of deputy Chief Operating Officer - International

The International Operations team, under the stewardship of Ron Largent since 2012, has performed with distinction in the most challenging set of market conditions this company has faced. In fact, these operations have set new benchmarks for safety and consistently met or exceeded targets on production, costs and cash flow, ranking among the top suite of assets in the global gold mining industry.

The International portfolio has a wide spread of influence and is clearly crucial to AngloGold Ashanti’s future. Ron’s team has now set its sights on a new set of challenges, most notably building on the resounding success of the Project 500 initiatives by driving operational excellence and identifying and implementing the next round of sustainable improvements, in order to stay ahead of our peer group. With these factors in mind, Helcio Guerra, currently Senior Vice President: Americas region, has been appointed Deputy Chief Operating Officer: International, effective 1 February 2016. Helcio joined AngloGold Ashanti from a diversified major mining company more than seven years ago, and has worked closely with Ron since then.

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Helcio will for the coming months continue with his accountabilities for the Americas Region and appoint his successor in the second half of this year. His additional accountabilities in the new role will include operational effectiveness planning and implementation for all assets in the International Portfolio, business planning and the budget process.

Change to half-yearly reporting

Consistent with the majority of South African domiciled mining companies, AngloGold Ashanti has decided to move to half-yearly reporting. This will result in the disclosures for the three-month periods ending 31 March and 30 September consisting of abbreviated selected operational and financial data. The six-month periods ending 30 June and 31 December will be prepared in terms of IAS 34 (Interim Financial reporting) on a basis similar to the process adopted for interim reporting in prior years.

OPERATING HIGHLIGHTS

The South African operations saw a decline in the operational performance in 2015, predominantly due to safety related stoppages resulting in production loss of 112,800oz for the year. During the fourth quarter of 2015, the region produced 252,000oz at a total cash cost of $776/oz compared to the 300,000oz at a total cash cost of $830/oz during the fourth quarter of 2014. The lower volumes were a result of the gradual resumption of operations after safety related stoppages experienced at the end of the third quarter. In the West Wits, Mponeng was most severely affected by the de-risk plan to reduce the mining rate of extraction to address seismicity and ventilation constraints above 120L. Access to the higher-grade levels below the 120 level was still pending as at the end of the fourth quarter. AISC for the quarter were $988/oz, compared to $1,097/oz achieved in the same quarter a year ago. Despite inflationary pressures, year-on-year cost variations reflect cost savings derived from the Project 500 initiative (P500) particularly around labour, consumables and energy, and weaker exchange rates.

At West Wits, production was 428,000oz at a total cash cost of $879/oz for the year ended 31 December 2015 compared to 544,000oz at a total cash cost of $804/oz for the year ended 31 December 2014 and 113,000oz at a total cash cost of $759/oz for the quarter ended 31 December 2015 compared to 119,000oz at a total cash cost of $864/oz for the quarter ended 31 December 2014. Whilst Mponeng’s year-on-year performance was impacted by safety-related production stoppages as well as delays faced during the year due to de-risking of the operation, production for the quarter improved by 9% and total cash costs were down 24% compared to the fourth quarter of 2014 due to improved production performance and less disruptions, in addition to the benefit of weaker currency exchange rate. The cost optimisation process is ongoing with some savings on labour management, contractor management and power efficiencies achieved to date. TauTona was negatively impacted by a safety stoppage in the previous quarter whereby a seismic related fall-of-ground accident occurred on the 16th September in the 120 level main haulage leading to a slow ramp-up to normalised production rates during the fourth quarter.

At the Vaal River district production was 371,000oz at a total cash cost of $867/oz for the year ended 31 December 2015 compared to 453,000oz at a total cash cost of $857/oz for the year ended 31 December 2014. Safety stoppages in the district adversely impacted the mining mix due to equipping delays and lack of access to higher-grade areas. Head grade dropped by 11% year-on-year due to increased dilution in 2015 resulting from an increase in mining widths. Despite the operational challenges and inflationary pressures, Moab’s total cash costs increased by only 4% year-on-year to $714/oz due to savings achieved from labour reductions following the integration of Great Noligwa mine with Moab Khotsong mine.

Surface Operations for the year ended December 2015 produced 193,000oz at a total cash cost of $912/oz, compared to 223,000oz at a total cash cost of $941/oz for the year ended 31 December 2014. The decline in production is mainly the result of a reduction in grades in the marginal ore dumps (MOD) material. In an attempt to mitigate this, a project was commissioned at the end of November to screen material ahead of the plant. The P500 project cost savings achieved are expected to continue during 2016 in an endeavour to further improve efficiencies. At Mine Waste Solutions, the Uranium Flotation circuit was temporarily suspended during the fourth quarter to troubleshoot and implement necessary improvements given that these units did not operate at the expected efficiencies. It is anticipated that the plants will resume operations during the first half of 2016.

The Continental Africa region produced 1.435Moz at a total cash cost of $678/oz for the year ended 31 December 2015 compared to 1.597Moz at a total cash cost of $783/oz for the year ended 31 December 2014. The AISC was $815/oz for the year ended 31 December 2015, a 16% decline from $968/oz for the year ended 31 December 2014.

In the Democratic Republic of the Congo, Kibali produced 289,000oz attributable to AngloGold Ashanti at a total cash cost of $609/oz for the year ended 31 December 2015, compared to the 237,000oz at a total cash cost of $578oz for the year ended 31 December 2014. Production was 22% higher as a result of 23% higher tonnage throughput in the second year of full production at the mine, as plant operations ramped up to design capacity. Total cash costs were 5% higher than the previous year as a result of commissioning of the underground mining operations, partially offset by the small increase in head grade milled. For the fourth quarter of 2015, Kibali’s production was 69,000oz at a total cash cost of $603/oz compared to the 80,000oz at a total cash cost of $546/oz during the fourth quarter of 2014. Despite consistent plant operations and continued ramp-up of the mine, production for the quarter was 14% lower as a result of a planned 11% decrease in recovered grade partly offset by 2% higher tonnage throughput. Different ore types and particularly the transition material in the Mengu Hill open pit continued to present recovery challenges, but as the pit deepens and the ore feed stabilises, recovery is expected to improve.

In Ghana, Iduapriem produced 193,000oz at a total cash cost of $995/oz for the year ended 31 December 2015 compared to the 177,000oz at a total cash cost of $865oz for the year ended 31 December 2014, reflecting strong performance towards the latter part of the year. During the fourth quarter of 2015, Iduapriem’s production increased by 40% year-on-year to 56,000oz as a result of a planned 42% increase in recovered grade due to treatment of higher-grade ore compared with the prior year when lower-grade stockpiles were treated. Total cash costs consequently decreased by 8%, with the beneficial impact of higher gold production partly offset by higher mining costs.

In the Republic of Guinea, Siguiri produced 255,000oz at a total cash cost of $827/oz for the year ended 31 December 2015 compared to 290,000oz at a total cash cost of $799/oz for the year ended 31 December 2014. Production decreased 12% year-on-year as a result of a planned 11% drop in recovered grade. Total cash costs were 4% higher year-on-year as a result of the impact of the lower recovered grade. During the fourth quarter of 2015, Siguiri’s production increased 4% year-on-year to 71,000oz and total cash costs

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decreased 11% year-on-year to $788/oz. Results for the fourth quarter of 2015 reflected a 5% increase in recovered grade from the Soloni pit, partly offset by marginally lower tonnage throughput. Total cash costs benefitted from the impact of the higher recovered grades and lower production input costs, particularly lower fuel prices.

In Mali, Morila produced 49,000oz at a total cash cost of $698/oz for the year ended 31 December 2015 compared to 44,000oz at a total cash cost of $1,162/oz for the year ended 31 December 2014. Production increased by 11% as a result of a 17% increase in recovered grade from higher grade tonnes sourced from the satellite pit commissioned in the latter part of the previous year, partly offset by a 6% decrease in tonnes treated. Total cash costs decreased by 40% due to higher production volumes, lower production costs and reduced spend on operational activities as mining activities were concluded in the satellite pit in 2015. Sadiola produced 69,000oz at a total cash cost of $818/oz for the year ended 31 December 2015 compared to 85,000oz at a total cash cost of $1,028/oz for the year ended 31 December 2014. Production decreased by 19% due to a planned 19% decrease in recovered grade as there was less available higher-grade, oxide ore. Total cash costs, however, decreased by 20% due to the benefits of cost management initiatives. Yatela closure has transitioned to the implementation phase with consultation continuing with the relevant regulatory authorities in Mali for full approval of the closure plan and consent to commence the closure activities which are expected to be received in the first quarter of 2016. The current reported quarter’s operational performance is therefore not comparable to previous periods.

In Tanzania, Geita produced 527,000oz at a total cash cost of $480/oz for the year ended 31 December 2015, compared to 477,000oz at a total cash cost of $599/oz for the year ended 31 December 2014. Production was 10% higher as a result of a planned increase in recovered grade from ore sourced in Nyankanga Cut 7. Total cash costs decreased by 20% primarily due to higher production, efficiency improvements, lower price escalation and weaker fuel prices. The quarter’s production decreased by 3% to 139,000oz as a result of a 3% decrease in plant throughput due to planned maintenance and marginally lower recovered grade from Geita Hill West. Total cash costs increased by 8% to $465/oz primarily as a result of the lower production and higher unfavourable inventories movements. Underground mining has commenced at Star & Comet, with the goal of self-funding exploration of the underground potential of the concession and building underground mining capability at the asset. One reef drive is being developed from the pit ramp for underground exploration drilling, while an incline and decline are being developed to stope upper and lower areas of the high grade zone. A total of 8,143m of development is expected over 31 months.

The Americas produced 831,000oz at a total cash cost of $576/oz for the year ended 31 December 2015 compared to 785,000oz at a total cash cost of $676/oz for the year ended 31 December 2014. This 6% increase in production was partially offset by the negative impact from Serra Grande’s lower production which was mainly due to lower grades feed from the stockpiles. The AISC was $792/oz for the year ended 31 December 2015, a 19% decline from $974/oz for the year ended 31 December 2014.

Cerro Vanguardia produced a record 278,000oz at a total cash cost of $625/oz for the year ended 31 December 2015 compared to 246,000oz at a total cash cost of $692oz for the year ended 31 December 2014. Production for the year was 13% higher than in 2014 and was the highest annual production the mine has achieved in 16 years. The mine’s production increase was mainly driven by a planned increase in grade, increased volumes from underground and improved recoveries. The site saw benefits from reduced contractor costs, favourable stockpile movement and currency weakness relative to the dollar, which helped offset inflationary pressure and higher costs related to production from the heap leach.

Brazil’s full year production was 553,000oz at a total cash cost of $546/oz compared to 539,000z at a total cash cost of $670/oz for the year ended 31 December 2014. The AISC for the 2015 year was $748/oz compared to $991/oz in 2014. AGA Mineração also continued to improve its performance with a 4% increase in production resulting from higher tonnage and better feed grades from both the Córrego do Sítio and Cuiabá complexes following mine plan changes, offsetting a 3% decrease in production at Serra Grande. For the fourth quarter of 2015, Brazil operations produced 163,000oz at a total cash cost of $433/oz compared to the same level of production at a total cash cost of $566/oz during the fourth quarter of 2014. AISC and AIC were $630/oz and $647/oz respectively, compared to $964/oz and $1,000/oz in the same quarter last year, reflecting higher by-product credits, favourable stockpile movements, and favourable exchange rate effects, partially offset by higher inflation.

In Australia, production for the year ended 31 December 2015 was 560,000oz at a total cash cost of $702/oz, compared to 620,000oz at a total cash cost of $804/oz for the year ended 31 December 2014. The AISC for the region was $875/oz for the year ended 31 December 2015 compared to $986/oz for the year ended 31 December 2014. Production decreased 10% year-on-year, largely due to an 18% drop in output at Sunrise Dam, lower mined grades and a 4% decrease in Tropicana production as grades gradually decline in-line with the mine plan.

At Sunrise Dam, production continued to be impacted by lower mined grades which in turn resulted in a lower head grade through the mill. However, changes to grade control modelling to improve the prediction of mined grade are now delivering results with three months of good reconciliation. The lower grade is also the result of the transition of the mine from one dominant ore source, GQ, to the next major zone, Vogue, which requires considerable drilling, planning and development work to establish. During the fourth quarter of 2015, underground ore movement continued to improve with 699,000t of ore mined and the processing plant continued to perform well with throughput of 1,005,000t. Total cash costs for the quarter were favourably impacted by lower mining and plant maintenance costs.

Tropicana produced its 1 millionth ounce of gold in December 2015. The throughput rate in the processing plant continued to improve with the plant achieving its highest quarterly tonnage to date of 1,623Mt (at 100%). The high throughput rate for the quarter ended 31 December 2015 offset the lower head grade relative to the same quarter last year. The head grade has decreased by 16% over this period in accordance with the mine plan. Grade mined remained in line with plan, with ongoing excellent reconciliations to the Ore Reserve, and metallurgical recoveries remained steady at approximately 90%. The mill optimisation study continued with the objective of debottlenecking the plant and optimising the performance of existing major equipment to increase throughput to over 7.0 Mtpa.

Broad-spaced exploration drilling continues to test the down dip extensions of the Tropicana and Havana ore bodies to provide data for a mining study to evaluate an alternative low-cost approach to mining a major cutback along the full strike-extent of the ore system.

UPDATE ON PROJECTS

Gas Pipeline Project in Australia. Construction, Commissioning and Practical Completion of the 293km long Eastern Goldfields Pipeline by APA Group (APA) was completed ahead of schedule in the Gas Pipeline Project in Australia. End-of-line facilities at both mines were completed enabling delivery of gas to the power stations. The Sunrise Dam power station was commissioned fully on pipeline gas seven weeks ahead of schedule on the 10th of November 2015. The first four new gas engines at Tropicana were installed, with the first two in commissioning by the end of the quarter, five weeks ahead of schedule.

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Kibali mine in DRC. At Kibali, the second phase of the lined tailings storage facility expansion was completed during the quarter, providing additional lined storage capacity for Carbon-In-Leach tailings.

The decline work continues. The total ore produced from underground increased with the planned ramp-up of the underground mine, with a record 295,833t of ore hauled during the quarter, contributing to a total of 803,879t for the year. In total, Kibali completed 10.6km of underground development during 2015.

On the Vertical shaft, there was no vertical or off-shaft development planned for the quarter as the equipping of the crusher and production levels were completed. The headgear changeover was completed during the fourth quarter and all equipment required for remobilising the off-shaft development in the first quarter of 2016 has been installed in the shaft. Capital expenditure for the project (at

100%) for the quarter amounted to $78m and $275m for the year.

Obuasi Project update. Following Randgold Resources announcement not to proceed with the proposed joint venture for the redevelopment of Obuasi Mine, a plan has been developed to finalise the Feasibility Study (FS) and continue with the limited operating phase of a reduced spend. Optimisations to the FS includes metallurgical testwork, firming up the capital estimate, refining the first five years of mining, plus tendering the mining contract. EIS approvals for the project, water treatment plant, and lease reduction remain outstanding.

Siguiri Brownfields Expansion. The Siguiri Mine is predominately an oxide operation with sufficient oxide material (full grade and marginal ore) to maintain production until 2019 with the current processing plant. While the asset base has known deposits of transitional and fresh rock material, the current processing plant does not have the capability to treat this material. A feasibility study was completed to evaluate the business case for converting the Siguiri process plant into a hard rock treatment plant, enabling the treatment of fresh and transitional material containing roughly 1.6Moz of gold and increasing the mine life by a further six years. Under current assumptions the project requires capital of $111m (real). The project is expected to extend the life of mine with approximately 6 years until the current TSF is filled in 2023. All-in sustaining costs for Siguiri are expected to be competitive within the current gold price environment. A decision on this project is expect by the second half of 2016.

The Siguiri concession is a highly prospective area with significant upside beyond the Reserves. The mine has consistently delivered upside through near term exploration, demonstrated by its track record of gold mined from 2004 to 2015 plus current reserve which exceeds the 2004 reserve of 2Moz by 3.9Mozs. The expansion project would solidify Siguiri as a core asset within AngloGold Ashanti’s portfolio by extending the mine life and providing a platform to develop satellite deposits, bringing production to just under 10% of the group’s production profile by 2018.

Engagement with Government to finalise the Convention is in progress. The detailed design is progressing in parallel and the negotiations with the selected EPCM are ongoing. Long lead items are being scoped. The procurement of power through an IPP approach continues to ensure power is available to meet the project demands.

Colombia update. The work in Colombia, including the Pre-Feasibility Study for La Colosa, is progressing under a reduced spend programme while maintaining long-term optionality within the country. The most significant milestone achieved during the quarter was the issue of the Gramalote EIA and subsequent operating permit (PTO) which means that the project is fully licensed to build and operate.

TECHNOLOGY AND INNOVATION UPDATE

The technology project has shown significant progress in 2015, having successfully deployed the latest generation reef-boring machine at the TauTona Lower Carbon Leader shaft pillar. The reef-boring cycle times improved from 159 hours per hole to performances of 82 hours per hole, which compares very well to the targeted blue print of 72 hours per hole. The Ultra High Strength Backfill product has also been successfully developed to be able to pump over the required 1,000m distance; a pre-requisite for a full production mining cycle. Progress on the work done that seeks to establish the base for a safe, automated, deep-level underground mining method at AngloGold Ashanti is as follows:

1.	Reef Boring

1.1	Small range:

A stage gate to stop drilling was implemented in the third quarter of 2015 given that the undulating nature of the reef plan resulted in the set target of 80% on reef extraction not being achieved. Only one hole was drilled in the last quarter of 2015 after which drilling was discontinued and the machine removed from underground. Site preparation at Savuka was not completed on schedule and the commissioning of the Sandvik machine was delayed. It is expected that commissioning may take place in the first quarter of 2016.

1.2	Medium Range:

		MKIII Machines		MKIV Machine
Measure	Description
		Q3	Q4	Q3	Q4
Quantity	Number of completed holes drilled	26	13	2	5
Quality	Average percentage of hole on reef	70.02%	73.66%	94.39%	98.31%
Machine Availability	Availability is the percentage of time that a machine is available for use, whether required for use or not.	83.74%	76.33%	85.46%	90.12%
Machine Utilisation	Utilisation is the percentage of time that a machine is utilised whilst available.	84.94%	60.45%	81.66%	53.00%
Machine Performance	Average hours per hole drilled (Hrs/hole)	81.95 Hours	99.06 Hours	89.01 Hours	131.39 Hours

Utilisation of the MK IV machine during the fourth quarter regressed due to change of plan to enforce the use of a contained transport system, which negatively affected the machine’s performance, imposing constraints on the operation of the collector bin and causing

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shortages in material cars for the transportation of chippings away from the hole. The collector bin has since been redesigned, modified and returned underground for further trials, which are expected to commence in the first quarter of 2016 and additional material cars have been sourced and delivered.

The MK III machines drilled 13 holes in the fourth quarter of 2015, during which time Rock Engineering made a recommendation to suspend drilling in block 2. This resulted in an unplanned move of the Azikohoho machine to the top reef drive of block 7. Due to this move the machine had to be converted to raise bore mode and the opportunity was also used to install the new mechanical anchoring system for speeding up the set up times.

As part of improving the machine performance, the rod handling system has now been installed on the machine to assist with the installation and removal of the drill rods, scheduled for drilling in the VCR site during the first quarter of 2016. Other MK III machines are expected to be fitted with this system as per the refurbishment programme.

2.	Ore body Knowledge and Exploration

Orebody knowledge and exploration plays a critical part in the mine design of an orebody. Drilling continued during the last quarter of 2015 with the aim to resolve the accuracy and deflection constraints by testing different stabiliser configurations. A total of 5 wet holes were drilled and Trial 7 was completed by the end of the year. The holes are expected to be plotted and analysed and a final analysis is expected to be given in the first quarter of 2016. The manufacturer of the fit for purpose machine, Bohrmeister, could not deliver the machine due to the Christmas break. It is expected that the machine will be delivered and commissioned for drilling in the first quarter of this year.

3.	Ultra High Strength Backfill (UHSB)

Surface trials to pump the UHSB product at a product temperature ranging between 30°C and 35°C over a 1,000m distance were successful. The VCR plant was successfully constructed on 66 level TauTona mine. Commissioning has commenced and the automation process is expected to be completed during the first quarter of 2016. The Savuka plant has been trialed on surface at RULA and construction is expected to now commence underground once the site is completed.

EXPLORATION UPDATE

Exploration and evaluation costs during the fourth quarter of 2015 were $39m compared to $44m during the same period in 2014.

BROWNFIELDS EXPLORATION

A total of 84,492m of diamond and RC drilling was completed.

In South Africa, three deep surface drilling sites were in operation during the quarter at Mponeng (WUDLs).

Drilling of MZA10, Moab Khotsong, was finished in the third quarter. Site rehabilitation was conducted during the fourth quarter and work on the site has now been completed and the contractor has vacated the site.

UD59 advanced 99.1m from 3,559.9m to 3,659.0m. The drilling advance continues to be plagued by in-hole rod problems with excessive rusting accounting for the poor advances. UD60 reached a maximum depth of 3,117m before caving conditions resulted in re-drilling from 2,704m. The 140m advance for the quarter puts the hole at a depth of 3,067.8m. UD58A has reached a depth of 2,174m. The drilling advanced 545m during the quarter. The water fissure recently sealed has re-opened and will need to be resealed.

In Tanzania, exploration drilling focused on Mineral Resource delineation drilling at Geita Hill Underground and Star & Comet (S&C) Deeps, infill drilling at S&C Cut 3 and S&C Underground, as well as Nyankanga Cut 7 & 8. Metallurgical drilling at Matandani pit and geotechnical drilling at S&C UG was also completed. A total of 5,679m was drilled, comprising 2,523m RC and 3,156m DD.

Mineral Resource delineation drilling at Geita Hill continued with the aim of delineating down-dip extensions of the Geita Hill ore body beyond the current open pit limits. Two DD holes (989m) were drilled. Based on an encouraging intersection in GHRD0061 a follow-up drillhole has been planned to confirm extension of the mineralisation down-dip from this intersection.

Star & Comet (S&C) Deeps drilling commenced to delineate extensions to the S&C deposit down dip and along strike for both underground and open pit potential. A total of 3 holes were drilled (238m RC pre-collar and 675m DD tails). One hole (158m) was completed for S&C underground.

At Matandani, 566m were drilled (174m RC and 392m DD) to obtain sufficient sample mass for metallurgical testwork being completed at AMTEL lab in Canada.

Pit mapping continued at Nyankanga Cut 7, Geita Hill East and Geita Hill West. A surface mapping exercise was completed over the Mzingama-Magema-Nyankumbu target area. A Leapfrog 3D geological model was completed for Prospect 30, based upon compilation of historical data with the recent mapping and sampling work by the exploration team. Three initial holes are planned to both confirm and extend mineralisation.

In December a seismic’s workshop was held on site to review and finalise the 2D seismic survey results and interpretation and commence planning for the 2016 3D survey.

In Guinea, at Siguiri gold mine, a total of 10,362m were drilled. Infill and reconnaissance drilling took place at Bidini North, Bidini South, Sintroko, Sokunu, Kami ‘Starter Pit’, Soloni and Fatoya South.

Fresh rock in-fill drilling was carried out at Bidini. The majority of the drilling was completed at the Bidini North pit with limited drilling in the Bidini South pit.

Reconnaissance drilling at Sintroko was completed which tested the fresh rock potential below the pit. Significant mineralisation was intersected. Reconnaissance drilling tested the mineralisation extension at depth in the fresh rock at Sokunu. The drilling confirmed the mineralisation extension in the fresh rock below the central part of Sokunu pit and further drilling is planned.

Advanced Grade Control drilling was completed in a test block within the Kami pit. By year-end a total of 4,230m were drilled. A small sterilisation programme was done at Soloni to test the possible continuation of the mineralisation below the pit prior to backfill. No significant gold intersections were obtained.

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The Fatoya South target was drilled to check for potential NE-SW orientated mineralised extensions to the southeast of Soloni pit. A total of 1,254m were drilled. Results indicate the existence of shallow marginal mineralisation, which would most likely not be economic.

In Ghana, at Obuasi Gold Mine, no exploration work was conducted.

At Iduapriem, a total of 2,309m DD and 957m RC was drilled, with the majority at the Bankyem target and limited drilling at the Mile 5 and Block 4S targets.

A trenching and drilling programme commenced across the Bankyem target following on the previous programme of mapping and soil geochemistry. Twelve trenches have been excavated to date and have been mapped and sampled with several positive results. A total of 2,144m DD and 687m RC was drilled and the majority of the holes intersected mineralised reef.

Following detailed mapping of the Block 4S area, three holes were planned to test the southern strike extension of the Block 4 reefs towards Block 3 West pit. One RC hole (150m) has been drilled to date. Initial drill testing of the main Mile 5 hydrothermal vein target commenced with 120m RC and 166m DD completed. Assay results have generally been disappointing.

A high resolution airborne magnetic (and radiometric) survey was flown in November-December, and an airborne EM survey in December. The processing and interpretation of these datasets is ongoing.

In the Democratic Republic of Congo at Kibali, exploration along the KZ trend focused on priority targets: Sessenge SW, Tete Bakangwe, and Kalimva-Ikamva. Work completed included mapping, trenching, pitting and auger sampling; no DD or RC drilling was undertaken. Mineral Resource estimation was completed on a revised geological model at Megi.

Trenching was completed at Sessenge SW and a review of the results, supported by ground magnetic survey data, have defined four target zones. At Tete Bakangwe, trenching, lithosampling and auger results have defined at least three higher grade mineralised lenses. The target is considered to have potential to provide an additional source of relatively high grade oxide ore to add flexibility to the mine plan. Down plunge and along strike opportunities remain.

Prospect scale mapping and sampling at Kalimva within historic Belgian pits identified a NNE trending shear corridor hosting rod-shaped mineralised alteration zones plunging moderately to the NNE. Whilst some zones were previously drilled, current interpretation indicates that the drilling was not optimally oriented and exploration upside remains. Interpretation is in progress to define targets. Resource estimation at Megi produced 6.91Mt@1.89g/t for 419,249oz within a $1500 pit shell, of which some 52% is classified as Inferred Mineral Resource. The revised geologic model indicate mineralisation remains open down plunge to the NE, providing exploration upside.

The results from two trenches excavated at Ndala in the third quarter were received and returned only weak mineralisation. Trenching in the NW of Mengu Village confirmed continuity of the Mengu Village tabular mineralisation system and indicated potential for Mengu Hill ironstone related mineralisation at depth beneath Mengu Village.

In Mali, at Sadiola exploration RC drilling of 3,034m was completed at Sadiola North (1,042m) and Tabakoto (1,992m) to upgrade the oxide Mineral Resource.

Mineral Resource at FN (Sadiola North), generated targets between the Sadiola North pit and the FN extensions. Drilling appears to show a low oxide potential but confirmed the existence of low grade sulphide mineralisation along NE structures.

A total of 367m were drilled at Tabakoto to upgrade the Inferred Mineral Resource and resolve the complex geology. An additional 1,626m were completed on the northern and southern extension of the NW trending mineralisation. The drilling campaign confirmed the deep weathering and mineralisation associated with weathered carbonate. Results from the strike extension drilling indicates that there is oxide potential towards the north-west to the S12 target. The potential for significant mineralisation towards the SE is very low.

Sterilisation drilling was conducted at the proposed waste dump locations for the FN and Tabakoto pits. A total of 6,192m was completed and early indications are that the areas are suitable for waste deposition.

A total of 2,347 samples were analysed by XRF. The analyses included 1,654 RC samples from Tabakoto to assist with lithological differentiation in this deeply weathered and altered terrain. 366 RC and DD samples from the satellite pits were also analysed to characterise the sulphide intersections for geo-metallurgical purposes.

In Argentina, field work continued, including trenching and channel sampling, as the focus for the quarter to advance targets to a drill stage. All drilling programmes for the year were completed in September.

In Brazil, exploration continued at the Cuiabá, Lamego and CdS production centres for AGABM with 24,165m drilled during the quarter from the combined surface and underground drilling programmes. Geological modelling continued for near-mine target generation studies.

At Serra Grande, 5,360m were drilled as part of the Mineral Resource conversion programs. Mapping and sampling work continued for drilling target delineation.

In Colombia, drilling continue to test targets within the Gramalote JV tenements. The infill drilling progressed in the saprolite horizon.

1,830m were completed during the quarter.

At La Colosa, 1,760m were drilled during the quarter as the site investigation, hydrology, geotechnical, and limited Mineral Resource conversion drilling continued.

The Quebradona JV program continued with 800m drilled during the quarter. The focus remains on infill and delineation drilling for higher grade copper-gold mineralisation in the upper portion of the deposit

At Sunrise Dam in Australia, all exploration was focussed on Mineral Resource extension for the underground (13,430m). A total of 42 significant intercepts were returned. Drilling targeted Vogue South extensions, Cosmo North and Cosmo East extensions, Carey Shear extensions and infill and Ulu Steeps extensions and infill.

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High grade results seen in Vogue South continue to extend the Vogue ore body down plunge to the south with a number of holes exhibiting visible gold in quartz carbonate veins. All assay results have been returned for Cosmo North and Cosmo East extensions, with encouraging intercepts reported in the Cosmo North extensional area. Dolly Corridor drilling, targeting down plunge extensions has returned some significant intercepts. Results from the first few holes drilled, targeting Carey Shear were returned and show very encouraging intercepts within the Carey Shear zone. Review and drill planning continues on all these target areas.

At Tropicana, drilling continued in the immediate mine environs, with diamond holes testing targets at the Tropicana Pit Extensions, Swizzler and Havana South areas. A total of 4,255m of RC and 9,093m of DD drilling were completed. Work continues to test down dip extensions to known mineralisation at the Tropicana pit, the saddle area between Tropicana Pit and the Havana Pit (Swizzler), plus down-dip at the Havana South deposit.

A seismic survey was completed over the Crouching Tiger and Havana South areas. The data collected is still being processed, with interpretation to be done post-processing to identify potential strike extensions to the Tropicana gold system.

Regional drilling was also completed with 1,199m of RC and 114.5m DD drilling at Apocalypse and Voodoo Child prospects that are north of the Tropicana Gold Mine within a 50 km radius.

GREENFIELDS EXPLORATION

During the fourth quarter of 2015, focussed Greenfields exploration activities were undertaken in Australia and Colombia. Greenfields

Exploration completed 2,807m of diamond and RC drilling. Total expenditure for the quarter was $7m.

In Colombia, drilling continued on the Guintar project (AGA 100%) situated 40km west of Medellin. Seven holes for 2,807m were completed with a majority of results awaited. A 3D IP geophysical survey was conducted adjacent to the drilled area and indicates a strong chargeability anomaly associated with a surface epithermal geochemical anomaly. Reconnaissance work was conducted in other locations within Antioquia province.

In Australia, at the Tropicana JV (AGA 70%) remaining assays were returned for diamond drilling at the Madras and Masala Prospects. A 3D geological model for Madras and a revised 1:20K scale geology and domain map were generated. Responsibility for all Tropicana JV tenements (except Oak Dam) is expected to be transferred to the Brownfields exploration team starting in 2016.

At the Mullion Project in New South Wales (AGA 100%), diamond drilling results from last quarter’s campaign returned disappointing low tenor results.

Project generation activities were undertaken in Colombia, Australia, Brazil, USA, and Tanzania.

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ORE RESERVES

The combined Proven and Probable Ore Reserve of the group amounted to 51.7 million ounces as at 31 December 2015.

Ore Reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all Ore Reserves are covered by required mining permits or there is a high probability that these approvals will be secured.

AngloGold Ashanti has standard procedures for the estimation of Ore Reserve. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable over the full extent of the operation. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then also defined. Grade-tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure, yield, mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding any large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criteria and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution and discounts) included in the mining plan is declared and published as the Ore Reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the ore body using estimated values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these estimations. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserve. These blocks are scheduled with consideration being given to practical mining constraints and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.

The gold price used for determining the 2015 and 2014 Ore Reserve are outlined in the following table.

	2015 (3 year average)	2015 (Business Plan)	2014 (3 year average)	Units
Ore Reserve Gold Price	1,278	1,100	1,448	US$	per ounce

As in prior years, the Ore Reserve determined from the planning process was then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining the SEC compliant Ore Reserve. This did not result in any changes. The resultant SEC compliant Proven and Probable Ore Reserve is shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserve and Mineral Resource according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 edition) and the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009). The SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resource in this quarterly report under cover of Form 6-K.

The AngloGold Ashanti Ore Reserve reduced from 57.5Moz as at 31 December 2014 to 51.7Moz as at 31 December 2015. This gross annual decrease of 5.8Moz includes depletion of 4.3Moz and the sale of CC&V at 3.7Moz. The balance of 2.2Moz additions in Ore Reserve, results from changes in economic assumptions between 2014 and 2015 which resulted in additions of 0.1Moz to the Ore Reserve, whilst exploration and modelling changes resulted in further additions of 1.6Moz. Other factors resulted in a further 0.5Moz increase.

12

The principal changes in AngloGold Ashanti’s Ore Reserves as at 31 December 2015, compared with those published as at 31 December 2014, are as follows:

ORE RESERVE		Moz

Ore Reserve as at 31 December 2014		57.5
Disposal – CC&V		-3.7

	Sub Total	53.8
Depletion		-4.3

	Sub Total	49.5
Additions
Iduapriem	Exploration success and mine optimisation as well as the addition of new areas such as the spent heap leach and Block 5	0.8
Obuasi	Updated Feasibility study and introduction of a revised mining method for narrow lodes and inclusion of Cote D’or	0.5

Other	Additions less than 0.3Moz	1.4

	Sub Total	52.2
Reductions

Kopanang	Revised mining strategy in order to maximise the cash flow.	-0.4

Other	Reductions less than 0.3Moz	-0.1
Ore Reserve as at 31 December 2015		51.7

AngloGold Ashanti strives to actively create value by growing its major asset – the Ore Reserve. This drive is based on a well-defined brownfields and greenfields exploration program, innovation in both geological modeling and mine planning and optimization of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below the current infrastructure of underground mines. These include mines in South Africa, Ghana, DRC and Brazil.

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 118.39 million pounds of uranium oxide from the South African operations, 0.32 million tons of sulphur from Brazil and 26.0 million ounces of silver from Argentina.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2015, the following AngloGold Ashanti operations were subjected to external reviews in line with the policy that each operation / project will be reviewed by an independent third party on average once every three years:

●	Mineral Resource and Ore Reserve at Tropicana

●	Mineral Resource and Ore Reserve at AGA Mineração Cuiabá and Lamego

●	Mineral Resource and Ore Reserve at Geita

●	Mineral Resource and Ore Reserve at Siguiri

The company has been informed that the external reviews identified no material shortcomings in the process of evaluation of the grade models and estimation of the Ore Reserves. The external reviews were conducted by the following companies: Golder Associates (Tropicana), Optiro (AGA Mineracao Cuiabá and Lamego, Geita and Siguiri).

Competent Persons

The information in this report relating Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti,

13

unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Ore Reserve information in this report, in the form and context in which it appears. Details of the Competent Persons per operation will be given in the Mineral Resource and Ore Reserve Report 2015, which will be available on the corporate website. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

Over more than a decade, the company has developed and implemented a system of internal and external reviews aimed at providing assurance in respect of Ore Reserve estimates were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

14

Ore Reserve: Imperial			At 31 December 2015
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons(5)	Grade	Content (1)	Tons (5)	Grade	Content (1)	Factor
	(million)	(oz/ton)	(Moz))	(million)	(oz/ton)	(Moz)	percent
South Africa
Vaal River (6)
Kopanang	1.90	0.19	0.35	2.01	0.20	0.40	95.3-95.5 (4)
Moab Khotsong (2) (10)	2.82	0.24	0.67	15.79	0.29	4.59	96.0-96.3 (4)
West Wits
Mponeng (2)	1.89	0.23	0.44	42.20	0.29	12.30	97.6-98.2 (4)
TauTona	0.74	0.29	0.21	3.82	0.22	0.84	97.0-97.3 (4)
Surface
Surface sources (6)(11)	129.5	0.01	0.79	705.90	0.01	5.54	40.0-92.0 (4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (2)(3)	2.01	0.05	0.11	37.61	0.12	4.66	84.5-88.9 (9)
Ghana
Iduapriem	3.68	0.02	0.09	54.28	0.04	2.18	94.5
Obuasi (2)	0.00	0.00	0.00	21.55	0.27	5.74	86.9
Guinea
Siguiri (85 percent) (3)	29.99	0.02	0.53	66.43	0.02	1.56	88.0-93.0 (4)
Mali
Morila (40 percent) (3)	0.00	0.00	0.00	6.82	0.02	0.11	57.0-91.0 (4)
Sadiola (41 percent) (3)	0.00	0.00	0.00	27.90	0.06	1.69	75.0-96.0 (4)
Tanzania
Geita	0.00	0.00	0.00	26.71	0.10	2.60	89.3-92.7 (4)
Australasia
Australia
Sunrise Dam	14.12	0.03	0.43	9.64	0.09	0.82	80.6
Tropicana (70 percent) (3)	14.48	0.05	0.71	19.50	0.06	1.13	90.3
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3)(7)	8.03	0.03	0.22	8.42	0.12	1.00	61.3-95.4 (4)
Brazil
AGA Mineraçáo (2)(8)	3.43	0.15	0.52	6.25	0.16	1.02	65.0-93.3 (4)
Serra Grande (2)	2.14	0.08	0.18	2.70	0.09	0.24	88.0-94.0 (4)
United States of America
Cripple Creek & Victor (12)	0.00	0.000	0.00	0.00	0.000	0.00	0.0
Total	214.46	0.02	5.25	1057.55	0.04	46.42
(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)	The Vaal Reef Ore Reserve includes 118.38 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.
(7)	The Ore Reserve contains 26.01 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.32 million tons of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	Great Noligwa is reported under Moab Khotsong.
(11)	Includes Mine Waste Solution.
(12)	Operation sold.

Rounding may result in computational differences.

15

The 2015 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	11.29	0.28	3.21
Mponeng	29.63	0.29	8.56
Kibali	16.19	0.17	2.73
Obuasi	2.49	0.63	1.57
AGA Mineração	1.79	0.16	0.29
Serra Grande	0.78	0.12	0.09
Total	62.18	0.26	16.45

The Ore Reserve has been determined based on completed economic studies.

16

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the quarter and twelve months ended 31 December 2015 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 18 to 45, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2015, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and twelve months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and twelve months ended 31 December 2015 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Director – Roger Hillen

Registered Auditor

Chartered Accountant (SA)

102 Rivonia Road, Sandton

Johannesburg, South Africa

18 February 2016

A member firm of Ernst & Young Global Limited.

A full list of Directors is available on the website.

Chief Executive: Ajen Sita

17

Group income statement

		Quarter ended December 2015	Quarter ended September 2015	Quarter ended December 2014	Year ended December 2015	Year ended December 2014

US Dollar million	Notes	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed

Revenue	2	1,061	987	1,257	4,174	5,110

Gold income	2	1,024	946	1,212	4,015	4,952

Cost of sales	3	(812)	(830)	(999)	(3,294)	(3,972)

(Loss) gain on non-hedge derivatives and other commodity contracts		(4)	(1)	5	(7)	13

Gross profit		208	115	218	714	993

Corporate administration, marketing and other expenses		(19)	(13)	(23)	(78)	(92)

Exploration and evaluation costs		(39)	(33)	(44)	(132)	(142)

Other operating expenses	4	(29)	(23)	(7)	(96)	(28)

Special items	5	(1)	(76)	(182)	(71)	(260)

Operating profit (loss)		120	(30)	(38)	337	471

Interest received	2	8	6	6	28	24

Exchange (loss) gain		(6)	11	5	(17)	(7)

Finance costs and unwinding of obligations	6	(49)	(65)	(67)	(245)	(276)

Fair value adjustment on $1.25bn bonds		14	118	63	66	(17)

Share of associates and joint ventures’ profit (loss)	7	23	6	22	88	(25)

Profit (loss) before taxation		110	46	(9)	257	170

Taxation	8	(42)	(54)	(28)	(211)	(225)

Profit (loss) after taxation from continuing operations		68	(8)	(37)	46	(55)

Discontinued operations

Profit (loss) from discontinued operations	9	-	4	(18)	(116)	16

Profit (loss) for the period		68	(4)	(55)	(70)	(39)

Allocated as follows:

Equity shareholders

- Continuing operations		65	(10)	(40)	31	(74)

- Discontinued operations		-	4	(18)	(116)	16

Non-controlling interests

- Continuing operations		3	2	3	15	19

		68	(4)	(55)	(70)	(39)

Basic earnings (loss) per ordinary share (cents) (1)

Earnings (loss) per ordinary share from continuing operations		16	(2)	(10)	8	(18)

Earnings (loss) per ordinary share from discontinued operations		-	1	(4)	(28)	4

Basic earnings (loss) per ordinary share (cents)		16	(1)	(14)	(20)	(14)

Diluted earnings (loss) per ordinary share (cents) (2)

Earnings (loss) per ordinary share from continuing operations		16	(2)	(10)	8	(18)

Earnings (loss) per ordinary share from discontinued operations		-	1	(4)	(28)	4

Diluted earnings (loss) per ordinary share (cents)		16	(1)	(14)	(20)	(14)

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and year ended 31 December 2015 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group’s Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group’s Chief Executive Officer. The financial statements for the quarter and year ended 31 December 2015 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc.

18

Group statement of comprehensive income

	Quarter ended December 2015	Quarter ended September 2015	Quarter ended December 2014	Year ended December 2015	Year ended December 2014
		Restated	Restated		Restated
US Dollar million	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

Profit (loss) for the period	68	(4)	(55)	(70)	(39)

Items that will be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(93)	(188)	(67)	(371)	(201)

Share of associates and joint ventures’ other comprehensive income	1	-	-	1	-

Net (loss) gain on available-for-sale financial assets	(2)	(5)	1	(14)	-

Release on impairment of available-for-sale financial assets	-	4	1	9	2

Release on disposal of available-for-sale financial assets	(1)	-	(1)	(3)	(1)

Deferred taxation thereon	-	-	(1)	1	(1)

	(3)	(1)	-	(7)	-

Items that will not be reclassified subsequently to profit or loss:

Actuarial gain (loss) recognised	14	(2)	(31)	17	(22)

Deferred taxation thereon	(2)	-	8	(3)	6

	12	(2)	(23)	14	(16)

Other comprehensive loss for the period, net of tax	(83)	(191)	(90)	(363)	(217)

Total comprehensive loss for the period, net of tax	(15)	(195)	(145)	(433)	(256)

Allocated as follows:
Equity shareholders
- Continuing operations	(18)	(201)	(130)	(332)	(291)
- Discontinued operations	-	4	(18)	(116)	16
Non-controlling interests
- Continuing operations	3	2	3	15	19
	(15)	(195)	(145)	(433)	(256)

Rounding of figures may result in computational discrepancies.

19

Group statement of financial position

		As at December 2015	As at September 2015	As at December 2014
			Restated
US Dollar million	Notes	Reviewed	Reviewed	Audited

ASSETS

Non-current assets
Tangible assets		4,058	4,173	4,863
Intangible assets		161	165	225
Investments in associates and joint ventures		1,465	1,459	1,427
Other investments		91	103	126
Inventories		90	94	636
Trade and other receivables		13	14	20
Deferred taxation		1	-	127
Cash restricted for use		37	35	36
Other non-current assets		18	23	25

		5,934	6,066	7,485

Current assets
Other investments		1	2	-
Inventories		646	688	888
Trade, other receivables and other assets		196	222	278
Cash restricted for use		23	18	15
Cash and cash equivalents		484	399	468

		1,350	1,329	1,649

TOTAL ASSETS		7,284	7,395	9,134

EQUITY AND LIABILITIES

Share capital and premium	12	7,066	7,063	7,041
Accumulated losses and other reserves		(4,636)	(4,623)	(4,196)

Shareholders’ equity		2,430	2,440	2,845
Non-controlling interests		37	35	26

Total equity		2,467	2,475	2,871

Non-current liabilities
Borrowings		2,637	2,691	3,498
Environmental rehabilitation and other provisions		847	908	1,052
Provision for pension and post-retirement benefits		107	124	147
Trade, other payables and deferred income		5	5	15
Deferred taxation		514	537	567

		4,110	4,265	5,279

Current liabilities
Borrowings		100	71	223
Trade, other payables, provisions and deferred income		516	523	695
Taxation		91	61	66

		707	655	984

Total liabilities		4,817	4,920	6,263

TOTAL EQUITY AND LIABILITIES		7,284	7,395	9,134

Rounding of figures may result in computational discrepancies.

20

Group statement of cash flows

	Quarter ended December 2015	Quarter ended September 2015	Quarter ended December 2014	Year ended December 2015	Year ended December 2014
US Dollar million	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed

Cash flows from operating activities
Receipts from customers	1,060	981	1,252	4,154	5,083
Payments to suppliers and employees	(686)	(720)	(1,003)	(2,904)	(3,740)

Cash generated from operations	374	261	249	1,250	1,343
Dividends received from joint ventures	18	10	-	57	-
Taxation refund	21	-	3	21	41
Taxation paid	(30)	(43)	(48)	(184)	(194)

Net cash inflow from operating activities from continuing operations	383	228	204	1,144	1,190
Net cash inflow (outflow) from operating activities from discontinued operations	-	15	9	(5)	30

Net cash inflow from operating activities	383	243	213	1,139	1,220

Cash flows from investing activities
Capital expenditure	(183)	(167)	(264)	(664)	(844)
Expenditure on intangible assets	(2)	(1)	(2)	(3)	(5)
Proceeds from disposal of tangible assets	-	1	-	6	31
Other investments acquired	(15)	(16)	(17)	(86)	(79)
Proceeds from disposal of other investments	17	16	14	81	73
Investments in associates and joint ventures	(2)	(2)	(3)	(11)	(65)
Proceeds from disposal of associates and joint ventures	-	1	-	1	-
Loans advanced to associates and joint ventures	(1)	(1)	(50)	(5)	(56)
Loans repaid by associates and joint ventures	2	-	16	2	20
Proceeds from disposal of subsidiaries and investments	-	819	-	819	105
Costs on disposal of subsidiaries	-	(7)	-	(7)	-
Cash in subsidiary disposed and transfers to held for sale	-	-	-	(2)	2
(Increase) decrease in cash restricted for use	(10)	1	2	(17)	24
Interest received	6	6	5	25	21

Net cash (outflow) inflow from investing activities from continuing operations	(188)	650	(299)	139	(773)
Net cash outflow from investing activities from discontinued operations	-	(10)	(50)	(59)	(170)

Net cash (outflow) inflow from investing activities	(188)	640	(349)	80	(943)

Cash flows from financing activities
Proceeds from borrowings	1	231	182	421	611
Repayment of borrowings	(67)	(1,009)	(71)	(1,288)	(755)
Finance costs paid	(38)	(95)	(38)	(251)	(246)
Bond settlement premium, RCF and bond transaction costs	(2)	(59)	-	(61)	(9)
Dividends paid	(2)	-	(8)	(5)	(17)

Net cash (outflow) inflow from financing activities from continuing operations	(108)	(932)	65	(1,184)	(416)
Net cash outflow from financing activities from discontinued operations	-	-	(1)	(2)	(5)

Net cash (outflow) inflow from financing activities	(108)	(932)	64	(1,186)	(421)

Net increase (decrease) in cash and cash equivalents	87	(49)	(72)	33	(144)
Translation	(2)	(11)	(4)	(17)	(16)
Cash and cash equivalents at beginning of period	399	459	544	468	628

Cash and cash equivalents at end of period	484	399	468	484	468

Cash generated from operations
Profit (loss) before taxation	110	46	(9)	257	170
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	4	1	(5)	7	(13)
Amortisation of tangible assets	204	183	213	737	749
Finance costs and unwinding of obligations	49	65	67	245	276
Environmental, rehabilitation and other expenditure	(42)	1	9	(56)	4
Special items	-	73	21	60	31
Amortisation of intangible assets	10	10	9	40	34
Fair value adjustment on $1.25bn bonds	(14)	(118)	(63)	(66)	17
Interest received	(8)	(6)	(6)	(28)	(24)
Share of associates and joint ventures’ (profit) loss	(23)	(6)	(22)	(88)	25
Other non-cash movements	20	15	6	53	68
Movements in working capital	64	(3)	29	89	6

	374	261	249	1,250	1,343

Movements in working capital
Decrease (increase) in inventories	35	30	50	99	117
Decrease (increase) in trade and other receivables	38	(2)	34	108	52
(Decrease) increase in trade, other payables and deferred income	(9)	(31)	(55)	(118)	(163)

	64	(3)	29	89	6

Rounding of figures may result in computational discrepancies.

21

Group statement of changes in equity

	Equity holders of the parent
	Share			Cash	Available		Foreign
	capital	Other	Accumu-	flow	for	Actuarial	currency		Non-
	and	capital	lated	hedge	sale	(losses)	translation		controlling	Total
US Dollar million	premium	reserves	losses	reserve	reserve	gains	reserve	Total	interests	equity

Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

Loss for the period			(58)					(58)	19	(39)

Other comprehensive loss						(16)	(201)	(217)		(217)

Total comprehensive loss	-	-	(58)	-	-	(16)	(201)	(275)	19	(256)

Shares issued	35							35		35

Share-based payment for share awards net of exercised		6						6		6

Dividends of subsidiaries								-	(21)	(21)

Translation		(10)	10		(1)	1		-		-

Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871

Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871

Loss for the period			(85)					(85)	15	(70)

Other comprehensive income (loss)		1			(7)	14	(371)	(363)		(363)

Total comprehensive income (loss)	-	1	(85)	-	(7)	14	(371)	(448)	15	(433)

Shares issued	25							25		25

Share-based payment for share awards net of exercised		8						8		8

Dividends of subsidiaries								-	(4)	(4)

Translation		(24)	20		(3)	7		-	-	-

Balance at 31 December 2015	7,066	117	(3,174)	(1)	7	(19)	(1,566)	2,430	37	2,467

Rounding of figures may result in computational discrepancies.

22

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

		Quarter ended		Year ended
	December	September	December	December	December
	2015	2015	2014	2015	2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

	US Dollar million

Gold income
South Africa	279	267	355	1,132	1,527
Continental Africa	419	386	538	1,724	2,105
Australasia	172	149	183	666	785
Americas	257	251	278	967	1,004

	1,127	1,053	1,354	4,489	5,421
Equity-accounted investments included above	(103)	(107)	(142)	(474)	(469)

Continuing operations	1,024	946	1,212	4,015	4,952
Discontinued operations	-	24	66	137	266

	1,024	970	1,278	4,152	5,218

Gross profit (loss)
South Africa	29	(14)	44	42	216
Continental Africa	78	61	121	377	469
Australasia	31	28	19	142	125
Americas	77	52	69	247	259
Corporate and other	(3)	3	5	2	-

	212	130	258	810	1,069
Equity-accounted investments included above	(4)	(15)	(40)	(96)	(76)

Continuing operations	208	115	218	714	993
Discontinued operations	-	2	4	19	50

	208	117	222	733	1,043

Capital expenditure
South Africa	54	56	79	206	264
Continental Africa	96	75	119	315	454
Australasia	18	18	28	78	91
Americas	53	47	84	196	225
Corporate and other	2	1	3	4	6

Continuing operations	223	197	313	799	1,040
Discontinued operations	-	10	50	58	169

	223	207	363	857	1,209
Equity-accounted investments included above	(39)	(29)	(47)	(131)	(191)

	184	178	316	726	1,018

		Quarter ended		Year ended
	December	September	December	December	December
	2015	2015	2014	2015	2014

	oz (000)

Gold production
South Africa	252	253	300	1,004	1,223
Continental Africa	366	349	419	1,435	1,597
Australasia	144	134	157	560	620
Americas	235	219	226	831	785

Continuing operations	997	955	1,102	3,830	4,225
Discontinued operations	-	19	54	117	211

	997	974	1,156	3,947	4,436

			As at	As at	As at
			December	September	December
			2015	2015	2014

			Reviewed	Restated Reviewed	Reviewed

			US Dollar million
Total assets
South Africa			1,629	1,799	2,124
Continental Africa			3,121	3,164	3,239
Australasia			837	760	906
Americas			1,341	1,363	2,409
Corporate and other			356	309	456

			7,284	7,395	9,134

Rounding of figures may result in computational discrepancies.

23

Notes

for the quarter and year ended 31 December 2015

1.	Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2014 except for the adoption of new standards and interpretations effective for the year beginning 1 January 2015.

Further, the comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5, as a consequence of the disposal of the Cripple Creek & Victor operations in the United States (note 9). In addition, the quarter ended September 2015 was restated to comply with IFRS 5 as the held for sale criteria for Obuasi were no longer met. Accordingly, this has effected the net loss after taxation from continuing operations from a loss of $74m to a loss of $8m; basic earnings per share from a loss of 18 cents to a loss of 1 cent.

The financial statements of AngloGold Ashanti have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and year ended 31 December 2015. These interim financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the years ended 31 December 2014 and 2013.

Based on materiality, certain comparatives have been aggregated.

2.	Revenue

	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
		US Dollar million
Gold income	1,024	946	1,212	4,015	4,952
By-products (note 3)	28	35	38	127	130
Royalties received (note 5)	1	1	1	4	4
Interest received	8	6	6	28	24
	1,061	987	1,257	4,174	5,110
3. Cost of sales
	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
	US Dollar million
Cash operating costs	604	646	725	2,493	3,044
By-products revenue (note 2)	(28)	(35)	(38)	(127)	(130)
	576	611	687	2,366	2,914
Royalties	24	23	28	100	129
Other cash costs	6	6	7	27	28
Total cash costs	606	640	722	2,493	3,071
Retrenchment costs	2	3	9	11	24
Rehabilitation and other non-cash costs	(31)	11	31	(10)	66
Production costs	577	654	762	2,494	3,161
Amortisation of tangible assets	204	183	213	737	749
Amortisation of intangible assets	10	10	9	40	34
Total production costs	790	848	984	3,271	3,944
Inventory change	22	(18)	15	23	28
	812	830	999	3,294	3,972

Rounding of figures may result in computational discrepancies.

24

4.	Other operating expenses

	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
	US Dollar million
Pension and medical defined benefit provisions	11	2	1	18	6
Governmental fiscal claims and care and maintenance of old tailings operations	2	2	4	7	15
Care and maintenance costs	16	17	-	67	-
Other expenses	-	2	2	4	7
	29	23	7	96	28
5. Special items
	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
		US Dollar million
Impairment and derecognition of assets	7	6	11	20	13
Net loss (profit) on disposal of assets	1	-	2	(1)	(25)
Royalties received (note 2)	(1)	(1)	(1)	(4)	(4)
Indirect tax (recoveries) expenses	(11)	4	3	(20)	19
Legal fees and other costs related to contract termination and settlement	1	1	13	(1)	30
Write-down of inventory	3	2	6	11	7
Retrenchment and related costs	1	2	148	4	210
Repurchase premium and (recoveries) cost on part settlement of debt facilities (note 15)	(1)	62	-	61	8
Loss on sale of Navachab (note 10)	-	-	-	-	2
Other	-	-	-	1	-
	1	76	182	71	260
6. Finance costs and unwinding of obligations
	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
		US Dollar million
Finance costs	44	59	61	223	251
Unwinding of obligations and accretion of convertible bonds	6	6	6	22	25
	49	65	67	245	276
7. Share of associates and joint ventures’ profit (loss)
	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
		US Dollar million
Revenue	106	111	151	489	519
Operating costs, special items and other expenses	(112)	(101)	(120)	(415)	(523)
Net interest received	3	1	1	7	6
(Loss) profit before taxation	(3)	11	32	81	2
Taxation	-	(2)	(11)	(17)	(22)
(Loss) profit after taxation	(3)	9	21	64	(20)
Net reversal (impairment) of investments in associates and joint ventures	26	(3)	1	24	(5)
	23	6	22	88	(25)

Rounding of figures may result in computational discrepancies.

25

8.	Taxation

	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
	US Dollar million
South African taxation
Mining tax	-	-	(10)	-	21
Non-mining tax	-	(12)	15	1	5
Prior year (over) under provision	(8)	-	(1)	(14)	4
Deferred taxation
Temporary differences	(10)	(9)	(1)	(41)	(20)
Unrealised non-hedge derivatives and other commodity contracts	(1)	-	1	(2)	4
Impairment and disposal of tangible assets	-	-	-	(1)	-
Change in estimated deferred tax rate	(15)	-	(24)	(15)	(24)
	(34)	(21)	(20)	(72)	(10)

Foreign taxation
Normal taxation	62	48	25	214	152
Prior year over provision	(6)	(3)	-	(9)	(12)
Deferred taxation
Temporary differences	20	30	23	78	95
	76	75	48	283	235
	42	54	28	211	225

9. Discontinued operations
	Quarter ended			Year ended
	Dec	Sep	Dec	Dec	Dec
	2015	2015	2014	2015	2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Gold income	-	24	66	137	266
Cost of sales	-	(22)	(62)	(118)	(218)
Gain on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	2
Gross profit	-	2	4	19	50
Other expenses	-	-	(1)	(4)	(4)
Profit before taxation	-	2	3	15	46
Normal taxation	-	-	1	-	5
Deferred taxation	-	-	(22)	(121)	(35)
Profit (loss) from operations	-	2	(18)	(106)	16
Profit (loss) on disposal (note 10)	-	2	-	(10)	-
Total profit (loss) from discontinued operations	-	4	(18)	(116)	16

On 8 June 2015, the company announced that it had agreed to sell 100% of Cripple Creek & Victor (CC&V) gold mine in the United States to Newmont Mining Corporation for $820m in cash plus a net smelter royalty. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.

On 3 August 2015, the transaction closed and proceeds of $819.4m were received.

Rounding of figures may result in computational discrepancies.

26

10.	Headline earnings (loss)

	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
	US Dollar million
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	65	(6)	(58)	(85)	(58)
Net (reversal) impairment and derecognition of assets	(13)	8	(12)	2	(10)
Net loss (profit) on disposal of assets	1	(2)	2	9	(25)
Loss on sale of Navachab (note 5)	-	-	-	-	2
Special items of associates and joint ventures	-	3	-	3	6
Taxation	-	-	(3)	(2)	6
Headline earnings	53	3	(71)	(73)	(79)

Headline earnings (loss) per ordinary share (cents) (1)	13	1	(17)	(18)	(19)
Diluted headline earnings (loss) per ordinary share (cents) (2)	13	1	(17)	(18)	(19)

(1)	Calculated on the basic weighted average number of ordinary shares.
(2)	Calculated on the diluted weighted average number of ordinary shares.

11.	Number of shares

	Quarter ended			Year ended
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000

Issued and fully paid number of shares:
Ordinary shares in issue	405,265,315	405,103,870	404,010,360	405,265,315	404,010,360
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	405,202,498	404,920,465	403,605,184	404,747,625	403,339,562
E ordinary shares	-	-	589,685	-	585,974
Fully vested options	4,130,559	2,605,300	3,122,215	4,859,233	3,803,514
Weighted average number of shares	409,333,057	407,525,765	407,317,084	409,606,858	407,729,050
Dilutive potential of share options	1,726,568	-	-	-	-
Diluted number of ordinary shares	411,059,625	407,525,765	407,317,084	409,606,858	407,729,050

12.	Share capital and premium

		As at
	Dec 2015	Sep 2015	Dec 2014
	Reviewed	Reviewed	Audited
	US Dollar Million
Balance at beginning of period	7,094	7,094	7,074
Ordinary shares issued	25	22	29
E ordinary shares issued and cancelled	-	-	(9)
Sub-total	7,119	7,116	7,094
Redeemable preference shares held within the group	(53)	(53)	(53)
Balance at end of period	7,066	7,063	7,041

Rounding of figures may result in computational discrepancies.

27

13.	Exchange rates

	Dec	Sep	Dec
	2015	2015	2014
	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	12.77	12.28	10.83
ZAR/USD average for the quarter	14.22	13.00	11.22
ZAR/USD closing	15.46	13.84	11.57

AUD/USD average for the year to date	1.33	1.31	1.11
AUD/USD average for the quarter	1.39	1.38	1.17
AUD/USD closing	1.37	1.43	1,22

BRL/USD average for the year to date	3.33	3.17	2.35
BRL/USD average for the quarter	3.84	3.54	2.54
BRL/USD closing	3.90	3.97	2.66

ARS/USD average for the year to date	9.26	8.97	8.12
ARS/USD average for the quarter	10.13	9.25	8.51
ARS/USD closing	12.96	9.42	8.55
14. Capital commitments
	Dec	Sep	Dec
	2015	2015	2014
	Reviewed	Reviewed	Audited
	US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	61	146	178

(1)	Includes capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15.	Financial risk management activities

Borrowings

The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at
	Dec	Sep	Dec
	2015	2015	2014
	Reviewed	Reviewed	Audited
Carrying amount	2,737	2,762	3,721
Fair value	2,425	2,582	3,606

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

28

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Dec 2015				Sep 2015				Dec 2014
Assets measured at fair value
Available-for-sale financial assets
Equity securities	30	-	-	30	34	-	-	34	47	-	-	47
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
$1.25bn bonds	498	-	-	498	503	-	-	503	1,374	-	-	1,374

On 24 August 2015, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc (“AGAH”), was offering to buy back up to $810m in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payment. On 25 September 2015, 62.34% of the notes were settled for a total consideration of $850m consisting of a $779m principal payment, a tender premium, being the difference between the par value of the bond and the redemption price of $58m and interest of US$13m. Included in the tender premium on the $1.25bn bond (note 5) was a realised fair value loss of $11.5m being the difference between the fair value on redemption date and the redemption price.

16.	Contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 31 December 2015 and 31 December 2014 are detailed below:

Contingencies and guarantees
	Dec 2015	Dec 2014
	Reviewed	Audited
	US Dollar million
Contingent liabilities
ODMWA litigation (1)	131	192
Litigation – Ghana (2) (3)	97	97
Mill contractor claims (4)	20	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda (5)	22	32
VAT disputes – Mineração Serra Grande S.A.(6)	11	15
Tax dispute - AngloGold Ashanti Colombia S.A.(7)	128	162
Tax dispute - Cerro Vanguardia S.A.(8)	32	53
Groundwater pollution (9)	-	-
Deep groundwater pollution – Africa (10)	-	-

Contingent asset
Indemnity – Kinross Gold Corporation (11)	(7)	(9)
	434	542

Litigation claims

(1)

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they had formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. African Rainbow Minerals (ARM) has since joined the industry working group. Village Main Reef and DRDGold also joined the working group but have since withdrawn. The companies have taken efforts to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry. These legal proceedings are being defended, and the status of the proceedings are set forth below.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony, DRDGold, Village Main Reef, Randgold and Exploration, and Sibanye, were served with a consolidated class action application on 21 August 2013, as well as a request for an amendment to alter the scope of the classes previously proposed by these representatives. The applicants request certification of two industry-wide classes: a Silicosis Class and a Tuberculosis Class, which each cover current and former underground mineworkers who worked on the mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The applicants envisage a two-stage process in the class action. The first stage is to resolve common issues and the second stage allows the individuals to opt in to the class to make their claims against the respondent mining companies.

29

If the Court declines to certify the Silicosis and Tuberculosis Classes, then the applicants request that the Court certify 32 distinct classes – one for each respondent mining company named in the application – composed of the current and former mineworkers who have contracted silicosis or tuberculosis (or the dependents of mineworkers who died of those diseases).

Arguments in the class action certification were heard in October 2015, and we await the Court’s judgement.

In the period from October 2012 to April 2014, AngloGold Ashanti received 1,256 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 1,256 summonses is approximately $131m as at 31 December 2015 (2014: $192m).

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement. The arbitration hearing, previously scheduled to commence on 19 April 2016, has been postponed by agreement of the parties.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(2)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. AGAG filed a motion with the trial court requesting a stay of proceedings pending arbitration. On 5 May 2014, the court refused AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. On 17 December 2015, the Court of Appeal granted AGAG’s appeal and set aside the High Court’s ruling refusing to stay proceedings pending arbitration. MBC has submitted the matter to arbitration.

(3)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter is set for hearing in July 2016. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(4)

Mill contractor claims - On 3 August 2015, AngloGold Ashanti and Newmont concluded the sale of the CC&V mine in Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AGA has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The maximum total value of the cost claims asserted against CC&V, by two contractors, is $20m. Similarly, CC&V will have cost claims against the mill design contractor. On 25 September 2015, AGA filed on behalf of CC&V a demand for arbitration against all contractors. Negotiations with all parties continue and the arbitration processes are ongoing.

With reference to items (1) - (4) above, provisions have been raised where the amount of the potential claim or settlement can be reasonably estimated.

Tax claims

(5)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $11m (2014: $18m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $11m (2014: $14m). Management is of the opinion that these taxes are not payable.

(6)

VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $11m (2014: $15m).

(7)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $108m (2014: $135m). The company believes that it has applied the tax legislation correctly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits before the Administrative Tribunal of Cundinamarca (trial court for tax litigation) on 26 March 2015 and on 6 April 2015.

30

(8)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $8m (2014: $14m) relating to the non- deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $24m (2014: $39m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015.

Other

(9)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(10)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset

(11)

Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in item 6 above. At 31 December 2015, the company has estimated that the maximum contingent asset is $7m (2014: $9m).

17.	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

18.	Announcements

Tropicana gold mine celebrates 1 million ounces milestone – On 11 November 2015, the Tropicana gold mine celebrated the production of its 1 millionth ounce on schedule, just over two years since pouring first gold.

Gas flows ahead of schedule at AngloGold Ashanti’s Australian operations – On 17 December 2015, AngloGold Ashanti Australia Ltd (AGAA) announced that commissioning of the first gas generators were underway ahead of schedule in the power station at the Tropicana gold mine in Western Australia following early completion of the 293 kilometre Eastern Goldfields Pipeline (EGP).

Constructed by the AGA Group (APA) under long-term agreements signed with AGAA in July 2014, the pipeline is delivering natural gas to AGAA’s Sunrise Dam gold mine, 55km south of Laverton, and to Tropicana (AGAA 70% and manager, Independence Group NL 30%), 330km east-northeast of Kalgoorlie.

Randgold Resources not to proceed with Obuasi Joint Venture – On 21 December 2015, AngloGold Ashanti announced that Randgold Resources Limited (Randgold) informed AngloGold Ashanti that it wished to terminate the conditional Investment Agreement concluded in September 2015, for a joint venture to redevelop the Obuasi mine, as the proposed investment does not meet Randgold’s investment criteria.

The minister of Lands and Natural Resources of Ghana approved continuation of Obuasi’s limited operating phase during Q1 2016. Limited operations will be undertaken at reduced cost, compared to 2015, including maintaining the operations, security, environmental management, optimising the feasibility study, as well as ongoing sustainability work.

Update on recent events at Obuasi – On 6 February 2016, AngloGold Ashanti initiated the withdrawal of employees performing non-essential functions from its idled Obuasi Gold Mine, following an incursion of illegal miners inside the fenced areas of the site. Remaining employees are performing critical tasks related to maintenance of the site, and also water treatment, provision of medical services and maintenance of electrical facilities that provide power and water to employees’ homes and surrounding communities. Given Obuasi’s limited operating status, there will be no impact to group production and costs as a result of this event for at least this year.

The latest development at the site followed the withdrawal of government military protection from the mine on Tuesday, 2 February 2016, after initial incursions on 30 and 31 January 2016. It is important to note that the Ghana Army has a Memorandum of Understanding with the Chamber of Mines, on behalf of its members, to deploy military personnel at mining operations. To AngloGold Ashanti’s knowledge, no other mines with a military presence have been affected.

The situation at the mine is currently calm, though the company remains deeply concerned about the prevailing conditions, with illegal mining activity threatening the long-term viability of the mine and AngloGold Ashanti’s ability to continue its feasibility study and maintain critical services. AngloGold Ashanti has informed local authorities, through a declaration of Force Majeure, that under the current situation it may be constrained from fulfilling certain conditions of its Amended Programme of Mining Operations, the permit that covers current activities at Obuasi. AngloGold Ashanti continues to engage the Ghanaian Minister of Lands and Natural Resources and other government officials, urging authorities at a national and local level to assist in upholding the law and returning safety and security to the site.

31

19.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 16 “Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America). The following is condensed consolidating financial information for the Company as of 31 December 2015, 30 September 2015, 31 December 2014 and for the three months ended 31 December 2015, 30 September 2015 and 31 December 2014 and for the year ended 31 December 2015 and 31 December 2014, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

32

Condensed consolidating statements of income for the three months ended 31 December 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	266	1	794	-	1,061

Gold income	262	-	772	(10)	1,024
Cost of sales	(233)	-	(579)	-	(812)
Loss on non-hedge derivatives and other commodity contracts	-	-	(4)	-	(4)

Gross profit	29	-	189	(10)	208

Corporate administration, marketing and other income (expenses)	35	(2)	(2)	(50)	(19)

Exploration and evaluation costs	(5)	-	(34)	-	(39)

Other operating expenses	(11)	-	(18)	-	(29)
Special items	(24)	(19)	21	21	(1)

Operating profit (loss)	24	(21)	156	(39)	120

Interest received	1	1	6	-	8

Exchange loss	-	-	(6)	-	(6)

Finance costs and unwinding of obligations	(5)	(37)	(7)	-	(49)

Fair value adjustment on $1.25bn bonds	-	14	-	-	14

Share of associates and joint ventures’ profit	12	3	8	-	23

Equity gain in subsidiaries	5	23	-	(28)	-

Profit (loss) before taxation	37	(17)	157	(67)	110
Taxation	33	-	(75)	-	(42)

Profit (loss) after taxation from continuing operations	70	(17)	82	(67)	68
Preferred stock dividends	(5)	-	(5)	10	-

Profit (loss) for the period	65	(17)	77	(57)	68

Allocated as follows:
Equity shareholders
- Continuing operations	65	(17)	74	(57)	65
Non-controlling interests
- Continuing operations	-	-	3	-	3

	65	(17)	77	(57)	68

Comprehensive (loss) income	(18)	(4)	78	(71)	(15)
Comprehensive income attributable to non-controlling interests	-	-	(3)	-	(3)

Comprehensive (loss) income attributable to AngloGold Ashanti	(18)	(4)	75	(71)	(18)

33

Condensed consolidating statements of income for the three months ended 30 September 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	259	1	727	-	987

Gold income	251	-	703	(8)	946
Cost of sales	(256)	-	(574)	-	(830)
Loss on non-hedge derivatives and other commodity contracts	-	-	(1)	-	(1)

Gross (loss) profit	(5)	-	128	(8)	115

Corporate administration, marketing and other expenses	(19)	(5)	(4)	15	(13)
Exploration and evaluation costs	(3)	-	(30)	-	(33)

Other operating expenses	(2)	-	(21)	-	(23)
Special items	9	(398)	(13)	326	(76)

Operating (loss) profit	(20)	(403)	60	333	(30)

Interest received	2	1	3	-	6

Exchange gain	-	-	11	-	11

Finance costs and unwinding of obligations	(5)	(53)	(7)	-	(65)

Fair value adjustment on $1.25bn bonds	-	118	-	-	118

Share of associates and joint ventures’ (loss) profit	(2)	(2)	10	-	6

Equity gain (loss) in subsidiaries	3	(22)	-	19	-

(Loss) profit before taxation	(22)	(361)	77	352	46
Taxation	20	-	(74)	-	(54)

(Loss) profit after taxation from continuing operations	(2)	(361)	3	352	(8)
Discontinued operations
Profit from discontinued operations	-	-	4	-	4

(Loss) profit after discontinued operations	(2)	(361)	7	352	(4)
Preferred stock dividends	(4)	-	(4)	8	-

(Loss) profit for the period	(6)	(361)	3	360	(4)

Allocated as follows:
Equity shareholders
- Continuing operations	(6)	(361)	(3)	360	(10)
- Discontinued operations	-	-	4	-	4
Non-controlling interests
- Continuing operations	-	-	2	-	2

	(6)	(361)	3	360	(4)

Comprehensive loss	(197)	(370)	(22)	394	(195)
Comprehensive income attributable to non-controlling interests	-	-	(2)	-	(2)

Comprehensive loss attributable to AngloGold Ashanti	(197)	(370)	(24)	394	(197)

34

Condensed consolidating statements of income for the three months ended 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	349	1	907	-	1,257

Gold income	464	-	1,016	(268)	1,212
Cost of sales	(290)	-	(709)	-	(999)
Gain on non-hedge derivatives and other commodity contracts	-	-	5	-	5

Gross profit	174	-	312	(268)	218

Corporate administration, marketing and other income (expenses)	4	(21)	(5)	(1)	(23)

Exploration and evaluation costs	(8)	-	(36)	-	(44)

Other operating expenses	(2)	-	(5)	-	(7)
Special items	(8)	(875)	(151)	852	(182)

Operating profit (loss)	160	(896)	115	583	(38)

Interest received	1	1	4	-	6

Exchange (loss) gain	-	(1)	6	-	5

Finance costs and unwinding of obligations	(4)	(53)	(10)	-	(67)

Fair value adjustment on $1.25bn bonds	-	63	-	-	63

Share of associates and joint ventures’ (loss) profit	(21)	(1)	41	3	22

Equity loss in subsidiaries	(84)	(101)	-	185	-

Profit (loss) before taxation	52	(988)	156	771	(9)
Taxation	24	16	(68)	-	(28)

Profit (loss) after taxation from continuing operations	76	(972)	88	771	(37)
Discontinued operations
Loss from discontinued operations	-	-	(18)	-	(18)

Profit (loss) after discontinued operations	76	(972)	70	771	(55)
Preferred stock dividends	(134)	-	(134)	268	-

Loss for the period	(58)	(972)	(64)	1,039	(55)

Allocated as follows:
Equity shareholders
- Continuing operations	(58)	(972)	(49)	1,039	(40)
- Discontinued operations	-	-	(18)	-	(18)
Non-controlling interests
- Continuing operations	-	-	3	-	3

	(58)	(972)	(64)	1,039	(55)

Comprehensive (loss) income	(148)	(996)	41	958	(145)
Comprehensive income attributable to non-controlling interests	-	-	(3)	-	(3)

Comprehensive (loss) income attributable to AngloGold Ashanti	(148)	(996)	38	958	(148)

35

Condensed consolidating statements of income for the year ended 31 December 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	1,091	2	3,081	-	4,174

Gold income	1,063	-	2,991	(39)	4,015
Cost of sales	(995)	-	(2,299)	-	(3,294)
Loss on non-hedge derivatives and other commodity contracts	-	-	(7)	-	(7)

Gross profit	68	-	685	(39)	714

Corporate administration, marketing and other income (expenses)	3	(15)	(15)	(51)	(78)
Exploration and evaluation costs	(16)	-	(116)	-	(132)

Other operating expenses	(17)	-	(79)	-	(96)
Special items	(132)	(436)	65	432	(71)

Operating (loss) profit	(94)	(451)	540	342	337

Interest received	6	2	20	-	28

Exchange loss	(1)	(1)	(15)	-	(17)

Finance costs and unwinding of obligations	(21)	(196)	(28)	-	(245)

Fair value adjustment on $1.25bn bonds	-	66	-	-	66

Share of associates and joint ventures’ profit	11	1	77	(1)	88

Equity (loss) gain in subsidiaries	(26)	140	-	(114)	-

(Loss) profit before taxation	(125)	(439)	594	227	257
Taxation	59	(1)	(269)	-	(211)

(Loss) profit after taxation from continuing operations	(66)	(440)	325	227	46
Discontinued operations
Loss from discontinued operations	-	-	(116)	-	(116)

(Loss) profit after discontinued operations	(66)	(440)	209	227	(70)
Preferred stock dividends	(19)	-	(20)	39	-

(Loss) profit for the period	(85)	(440)	189	266	(70)

Allocated as follows:
Equity shareholders
- Continuing operations	(85)	(440)	290	266	31
- Discontinued operations	-	-	(116)	-	(116)
Non-controlling interests
- Continuing operations	-	-	15	-	15

	(85)	(440)	189	266	(70)

Comprehensive (loss) income	(448)	(477)	142	350	(433)
Comprehensive income attributable to non-controlling interests	-	-	(15)	-	(15)

Comprehensive (loss) income attributable to AngloGold Ashanti	(448)	(477)	127	350	(448)

36

Condensed consolidating statements of income for the year ended 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries	Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	1,486	3	3,622	(1)	5,110

Gold income	1,564	-	3,658	(270)	4,952
Cost of sales	(1,225)	-	(2,747)	-	(3,972)
Gain on non-hedge derivatives and other commodity contracts	-	-	13	-	13

Gross profit	339	-	924	(270)	993

Corporate administration, marketing and other income (expenses)	23	25	(61)	(79)	(92)
Exploration and evaluation costs	(22)	-	(120)	-	(142)

Other operating expenses	(12)	-	(16)	-	(28)
Special items	97	(937)	(290)	870	(260)

Operating profit (loss)	425	(912)	437	521	471

Dividends received	1	-	-	(1)	-
Interest received	4	3	17	-	24

Exchange gain (loss)	13	(1)	(19)	-	(7)

Finance costs and unwinding of obligations	(19)	(212)	(45)	-	(276)

Fair value adjustment on $1.25bn bonds	-	(17)	-	-	(17)

Share of associates and joint ventures’ (loss) profit	(31)	(3)	63	(54)	(25)
Equity (loss) gain in subsidiaries	(319)	14	-	305	-

Profit (loss) before taxation	74	(1,128)	453	771	170
Taxation	3	12	(240)	-	(225)

Profit (loss) after taxation from continuing operations	77	(1,116)	213	771	(55)
Discontinued operations
Profit from discontinued operations	-	-	16	-	16

Profit (loss) after discontinued operations	77	(1,116)	229	771	(39)
Preferred stock dividends	(135)	-	(135)	270	-

(Loss) profit for the period	(58)	(1,116)	94	1,041	(39)

Allocated as follows:
Equity shareholders
- Continuing operations	(58)	(1,116)	59	1,041	(74)
- Discontinued operations	-	-	16	-	16
Non-controlling interests
- Continuing operations	-	-	19	-	19

	(58)	(1,116)	94	1,041	(39)

Comprehensive (loss) income	(275)	(1,148)	176	991	(256)
Comprehensive income attributable to non-controlling interests	-	-	(19)	-	(19)

Comprehensive (loss) income attributable to AngloGold Ashanti	(275)	(1,148)	157	991	(275)

37

Condensed consolidating statement of financial position as at 31 December 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,030	-	3,028	-	4,058

Intangible assets	8	-	155	(2)	161

Investments in associates and joint ventures	2,002	3,627	1,338	(5,502)	1,465

Other investments	1	3	89	(2)	91

Inventories	-	-	90	-	90

Trade and other receivables	-	-	13	-	13

Deferred taxation	-	-	1	-	1

Cash restricted for use	-	-	37	-	37

Other non-current assets	18	-	-	-	18

	3,059	3,630	4,751	(5,506)	5,934

Current Assets
Other investments	-	1	-	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	401	921	1,076	(1,556)	842
Cash restricted for use	1	2	20	-	23
Cash and cash equivalents	19	222	243	-	484

	421	1,146	1,339	(1,556)	1,350

Total assets	3,480	4,776	6,090	(7,062)	7,284

EQUITY AND LIABILITIES

Share capital and premium	7,066	6,108	824	(6,932)	7,066

(Accumulated losses) retained earnings and other reserves	(4,636)	(3,903)	895	3,008	(4,636)

Shareholders’ equity	2,430	2,205	1,719	(3,924)	2,430

Non-controlling interests	-	-	37	-	37

Total equity	2,430	2,205	1,756	(3,924)	2,467

Non-current liabilities	428	2,427	1,255	-	4,110
Current liabilities including intergroup balances	622	144	3,079	(3,138)	707

Total liabilities	1,050	2,571	4,334	(3,138)	4,817

Total equity and liabilities	3,480	4,776	6,090	(7,062)	7,284

38

Condensed consolidating statement of financial position as at 30 September 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,127	-	3,046	-	4,173

Intangible assets	13	-	154	(2)	165

Investments in associates and joint ventures	2,036	3,669	1,342	(5,588)	1,459

Other investments	1	4	100	(2)	103

Inventories	-	-	94	-	94

Trade and other receivables	-	-	14	-	14

Cash restricted for use	-	-	35	-	35

Other non-current assets	23	-	-	-	23

	3,200	3,673	4,785	(5,592)	6,066

Current Assets

Other investments	-	2	-	-	2
Inventories, trade and other receivables, intergroup balances and other current assets	439	941	1,188	(1,658)	910
Cash restricted for use	1	2	15	-	18

Cash and cash equivalents	33	158	208	-	399

	473	1,103	1,411	(1,658)	1,329

Total assets	3,673	4,776	6,196	(7,250)	7,395

EQUITY AND LIABILITIES

Share capital and premium	7,063	6,108	824	(6,932)	7,063

(Accumulated losses) retained earnings and other reserves	(4,623)	(3,901)	918	2,983	(4,623)

Shareholders’ equity	2,440	2,207	1,742	(3,949)	2,440

Non-controlling interests	-	-	35	-	35

Total equity	2,440	2,207	1,777	(3,949)	2,475

Non-current liabilities	550	2,440	1,275	-	4,265

Current liabilities including intergroup balances	683	129	3,144	(3,301)	655

Total liabilities	1,233	2,569	4,419	(3,301)	4,920

Total equity and liabilities	3,673	4,776	6,196	(7,250)	7,395

39

Condensed consolidating statement of financial position as at 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,315	-	3,548	-	4,863

Intangible assets	31	-	197	(3)	225

Investments in associates and joint ventures	2,372	3,710	1,297	(5,952)	1,427

Other investments	2	4	122	(2)	126

Inventories	-	-	636	-	636

Trade and other receivables	-	-	20	-	20

Deferred taxation	-	-	127	-	127

Cash restricted for use	-	-	36	-	36

Other non-current assets	25	-	-	-	25

	3,745	3,714	5,983	(5,957)	7,485

Current Assets

Inventories, trade and other receivables, intergroup balances and other current assets	526	1,929	1,434	(2,723)	1,166
Cash restricted for use	1	-	14	-	15

Cash and cash equivalents	52	260	156	-	468

	579	2,189	1,604	(2,723)	1,649

Total assets	4,324	5,903	7,587	(8,680)	9,134

EQUITY AND LIABILITIES

Share capital and premium	7,041	6,108	824	(6,932)	7,041

(Accumulated losses) retained earnings and other reserves	(4,195)	(3,536)	1,161	2,374	(4,196)

Shareholders’ equity	2,846	2,572	1,985	(4,558)	2,845

Non-controlling interests	-	-	26	-	26

Total equity	2,846	2,572	2,011	(4,558)	2,871

Non-current liabilities	568	3,167	1,544	-	5,279

Current liabilities including intergroup balances	910	164	4,032	(4,122)	984

Total liabilities	1,478	3,331	5,576	(4,122)	6,263

Total equity and liabilities	4,324	5,903	7,587	(8,680)	9,134

40

Condensed consolidating statements of cash flows for the three months ended 31 December 2015

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	11	(27)	333	57	374
Net movement in intergroup receivables and payables	53	38	(72)	(19)	-
Dividends received from joint ventures	-	18	-	-	18
Taxation refund	12	-	9	-	21
Taxation paid	-	-	(30)	-	(30)

Net cash inflow from operating activities	76	29	240	38	383

Cash flows from investing activities
Capital expenditure	(51)	-	(132)	-	(183)
Expenditure on intangible assets	(1)	-	(1)	-	(2)
Other investments acquired	-	-	(15)	-	(15)
Proceeds from disposal of other investments	-	-	17	-	17
Investments in associates and joint ventures	-	-	(2)	-	(2)
Net loans repaid by (advanced to) associates and joint ventures	2	(1)	-	-	1
Increase in cash restricted for use	-	-	(10)	-	(10)
Interest received	1	1	4	-	6

Net cash outflow from investing activities	(49)	-	(139)	-	(188)

Cash flows from financing activities
Proceeds from borrowings	-	-	1	-	1
Repayment of borrowings	(27)	-	(40)	-	(67)
Finance costs paid	(3)	(31)	(4)	-	(38)
Bond settlement premium, RCF and bond transaction costs	-	(2)	-	-	(2)
Dividends paid	-	-	(2)	-	(2)
Intergroup dividends received (paid)	-	68	(68)	-	-

Net cash (outflow) inflow from financing activities	(30)	35	(113)	-	(108)

Net (decrease) increase in cash and cash equivalents	(3)	64	(12)	38	87
Translation	(11)	-	47	(38)	(2)
Cash and cash equivalents at beginning of period	33	158	208	-	399

Cash and cash equivalents at end of period	19	222	243	-	484

41

Condensed consolidating statements of cash flows for the three months ended 30 September 2015

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash (used by) generated from by operations	(27)	(331)	256	363	261
Net movement in intergroup receivables and payables	50	1,123	(856)	(317)	-
Dividends received from joint ventures	-	10	-	-	10
Taxation paid	-	-	(43)	-	(43)

Net cash inflow (outflow) from operating activities from continuing operations	23	802	(643)	46	228
Net cash inflow from operating activities from discontinued operations	-	-	15	-	15

Net cash inflow (outflow) from operating activities	23	802	(628)	46	243

Cash flows from investing activities
Capital expenditure	(53)	-	(114)	-	(167)
Expenditure on intangible assets	-	-	(1)	-	(1)
Proceeds from disposal of tangible assets	-	-	1	-	1
Other investments acquired	-	-	(16)	-	(16)
Proceeds from disposal of other investments	-	-	16	-	16
Investments in associates and joint ventures	-	-	(2)	-	(2)
Proceeds from disposal of associates and joint ventures	1	-	-	-	1
Net loans advanced to associates and joint ventures	-	(1)	-	-	(1)
Net proceeds from disposal of subsidiaries and investments	-	-	812	-	812
Decrease (increase) in cash restricted for use	-	2	(1)	-	1
Interest received	2	1	3	-	6

Net cash (outflow) inflow from investing activities from continuing operations	(50)	2	698	-	650
Net cash outflow from investing activities from discontinued operations	-	-	(10)	-	(10)

Net cash (outflow) inflow from investing activities	(50)	2	688	-	640

Cash flows from financing activities
Proceeds from borrowings	31	200	-	-	231
Repayment of borrowings	-	(979)	(30)	-	(1,009)
Finance costs paid	(3)	(88)	(4)	-	(95)
Bond settlement premium, RCF and bond transaction costs	-	(59)	-	-	(59)
Intergroup dividends received (paid)	-	39	(39)	-	-

Net cash inflow (outflow) from financing activities from continuing operations	28	(887)	(73)	-	(932)
Net cash outflow from financing activities from discontinued operations	-	-	-	-	-

Net cash inflow (outflow) from financing activities	28	(887)	(73)	-	(932)

Net increase (decrease) in cash and cash equivalents	1	(83)	(13)	46	(49)
Translation	(4)	-	39	(46)	(11)
Cash and cash equivalents at beginning of period	36	241	182	-	459

Cash and cash equivalents at end of period	33	158	208	-	399

42

Condensed consolidating statements of cash flows for the three months ended 31 December 2014

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	69	(880)	183	877	249
Net movement in intergroup receivables and payables	(11)	732	139	(860)	-
Taxation refund	-	-	3	-	3
Taxation paid	(15)	(1)	(32)	-	(48)

Net cash inflow (outflow) from operating activities from continuing operations	43	(149)	293	17	204
Net cash inflow from operating activities from discontinued operations	-	-	9	-	9

Net cash inflow (outflow) from operating activities	43	(149)	302	17	213

Cash flows from investing activities
Capital expenditure	(65)	-	(199)	-	(264)
Expenditure on intangible assets	(2)	-	-	-	(2)
Other investments acquired	-	-	(17)	-	(17)
Proceeds from disposal of other investments	-	-	14	-	14
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans (advanced to) repaid by associates and joint ventures	(43)	9	-	-	(34)
Acquisition of subsidiary and loan	(13)	-	-	13	-
Decrease in cash restricted for use	-	-	2	-	2
Interest received	1	-	4	-	5

Net cash (outflow) inflow from investing activities from continuing operations	(122)	9	(199)	13	(299)
Net cash outflow from investing activities from discontinued operations	-	-	(50)	-	(50)

Net cash (outflow) inflow from investing activities	(122)	9	(249)	13	(349)

Cash flows from financing activities
Proceeds from issue of share capital	-	13	-	(13)	-
Proceeds from borrowings	82	100	-	-	182
Repayment of borrowings	(34)	-	(37)	-	(71)
Finance costs paid	(3)	(30)	(5)	-	(38)
Dividends paid	-	-	(8)	-	(8)
Intergroup dividends received (paid)	-	53	(53)	-	-

Net cash inflow (outflow) from financing activities from continuing operations	45	136	(103)	(13)	65
Net cash outflow from financing activities from discontinued operations	-	-	(1)	-	(1)

Net cash inflow (outflow) from financing activities	45	136	(104)	(13)	64

Net decrease in cash and cash equivalents	(34)	(4)	(51)	17	(72)
Translation	(1)	-	14	(17)	(4)
Cash and cash equivalents at beginning of period	87	264	193	-	544

Cash and cash equivalents at end of period	52	260	156	-	468

43

Condensed consolidating statements of cash flows for the year ended 31 December 2015

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	44	(364)	1,115	455	1,250
Net movement in intergroup receivables and payables	131	1,036	(833)	(334)	-
Dividends received from joint ventures	-	57	-	-	57
Taxation refund	12	-	9	-	21
Taxation paid	(5)	(1)	(178)	-	(184)

Net cash inflow from operating activities from continuing operations	182	728	113	121	1,144
Net cash outflow from operating activities from discontinued operations	-	-	(5)	-	(5)

Net cash inflow from operating activities	182	728	108	121	1,139

Cash flows from investing activities
Capital expenditure	(194)	-	(470)	-	(664)
Expenditure on intangible assets	(2)	-	(1)	-	(3)
Proceeds from disposal of tangible assets	-	-	6	-	6
Other investments acquired	-	-	(86)	-	(86)
Proceeds from disposal of other investments	1	-	80	-	81
Investments in associates and joint ventures	-	-	(11)	-	(11)
Proceeds from disposal of associates and joint ventures	1	-	-	-	1
Net loans repaid by (advanced to) associates and joint ventures	2	(5)	-	-	(3)
Net proceeds from disposal of subsidiaries and investments	-	-	812	-	812
Cash in subsidiary disposed and transfers to held for sale	-	-	(2)	-	(2)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Increase in cash restricted for use	-	(2)	(15)	-	(17)
Interest received	6	3	16	-	25

Net cash (outflow) inflow from investing activities from continuing operations	(186)	(5)	330	-	139
Net cash outflow from investing activities from discontinued operations	-	-	(59)	-	(59)

Net cash (outflow) inflow from investing activities	(186)	(5)	271	-	80

Cash flows from financing activities
Proceeds from borrowings	120	300	1	-	421
Repayment of borrowings	(127)	(1,024)	(137)	-	(1,288)
Finance costs paid	(14)	(223)	(14)	-	(251)
Bond settlement premium, RCF and bond transaction costs	-	(61)	-	-	(61)
Dividends paid	-	-	(5)	-	(5)
Intergroup dividends received (paid)	-	247	(247)	-	-

Net cash outflow from financing activities from continuing operations	(21)	(761)	(402)	-	(1,184)
Net cash outflow from financing activities from discontinued operations	-	-	(2)	-	(2)

Net cash outflow from financing activities	(21)	(761)	(404)	-	(1,186)

Net decrease in cash and cash equivalents	(25)	(38)	(25)	121	33
Translation	(8)	-	112	(121)	(17)
Cash and cash equivalents at beginning of period	52	260	156	-	468

Cash and cash equivalents at end of period	19	222	243	-	484

44

Condensed consolidating statements of cash flows for the year ended 31 December 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	344	(839)	931	907	1,343
Net movement in intergroup receivables and payables	(1)	419	437	(855)	-
Taxation refund	-	-	41	-	41
Taxation paid	(20)	(2)	(172)	-	(194)

Net cash inflow (outflow) from operating activities from continuing operations	323	(422)	1,237	52	1,190
Net cash inflow from operating activities from discontinued operations	-	-	30	-	30

Net cash inflow (outflow) from operating activities	323	(422)	1,267	52	1,220

Cash flows from investing activities
Capital expenditure	(222)	-	(622)	-	(844)
Expenditure on intangible assets	(5)	-	-	-	(5)
Proceeds from disposal of tangible assets	-	-	31	-	31
Other investments acquired	-	-	(79)	-	(79)
Proceeds from disposal of other investments	-	-	73	-	73
Investments in associates and joint ventures	-	(52)	(14)	1	(65)
Net loans (advanced to) repaid by associates and joint ventures	(43)	7	-	-	(36)
Dividends received	1	-	-	(1)	-
Net proceeds from disposal of subsidiaries and investments	105	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	-	-	2	-	2
(Acquisition) disposal of subsidiary and loan	(116)	(3)	3	116	-
Decrease in cash restricted for use	-	-	24	-	24
Interest received	4	3	14	-	21

Net cash outflow from investing activities from continuing operations	(276)	(45)	(568)	116	(773)
Net cash outflow from investing activities from discontinued operations	-	-	(170)	-	(170)

Net cash outflow from investing activities	(276)	(45)	(738)	116	(943)

Cash flows from financing activities
Proceeds from issue of share capital	-	114	-	(114)	-
Proceeds from borrowings	157	100	354	-	611
Repayment of borrowings	(171)	-	(584)	-	(755)
Finance costs paid	(14)	(205)	(27)	-	(246)
Bond settlement premium, RCF and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(17)	-	(17)
Intergroup dividends received (paid)	-	318	(318)	-	-

Net cash (outflow) inflow from financing activities from continuing operations	(28)	318	(592)	(114)	(416)
Net cash outflow from financing activities from discontinued operations	-	-	(5)	-	(5)

Net cash (outflow) inflow from financing activities	(28)	318	(597)	(114)	(421)

Net increase (decrease) in cash and cash equivalents	19	(149)	(68)	54	(144)
Translation	(6)	-	44	(54)	(16)
Cash and cash equivalents at beginning of period	39	409	180	-	628

Cash and cash equivalents at end of period	52	260	156	-	468

By order of the Board

SM PITYANA	S VENKATAKRISHNAN	KC RAMON
Chairman	Chief Executive Officer	Chief Financial Officer

18 February 2016

45

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt” and “adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, total production costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A	Price received - continuing operations

		Quarter ended			Year ended
		Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Gold income (note 2)	1,024	946	1,212	4,015	4,952
	Adjusted for non-controlling interests	(15)	(13)	(19)	(61)	(76)

		1,009	933	1,193	3,954	4,876
	Realised gain on other commodity contracts	4	4	5	17	21
	Associates and joint ventures’ share of gold income including realised non-hedge derivatives	103	107	143	474	470

	Attributable gold income including realised non-hedge derivatives	1,116	1,044	1,340	4,445	5,366

	Attributable gold sold - oz (000)	1,011	929	1,115	3,838	4,244
	Price received per unit - $/oz	1,104	1,123	1,202	1,158	1,264

Rounding of figures may result in computational discrepancies.

46

B	All-in sustaining costs and All-in costs[1] - continuing operations

		Quarter ended			Year ended
		Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Cost of sales (note 3)	812	830	999	3,294	3,972
	Amortisation of tangible and intangible assets (note 3)	(214)	(193)	(222)	(777)	(783)
	Adjusted for decommissioning amortisation	4	3	3	13	10
	Corporate administration and marketing related to current operations	19	13	22	78	88
	Associates and joint ventures’ share of costs	68	65	76	270	294
	Inventory writedown to net realisable value and other stockpile adjustments	5	2	9	12	11
	Sustaining exploration and study costs	18	16	17	62	47
	Total sustaining capex	179	157	252	629	790

	All-in sustaining costs	891	892	1,155	3,581	4,429
	Adjusted for non-controlling interests and non -gold producing companies	(16)	(11)	(24)	(64)	(77)

	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	875	881	1,131	3,517	4,352
	Adjusted for stockpile write-offs	(5)	(10)	(10)	(23)	(22)

	All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	870	872	1,121	3,494	4,330

	All-in sustaining costs	891	892	1,155	3,581	4,429
	Non-sustaining project capital expenditure	44	40	61	169	249
	Technology improvements	4	3	7	16	19
	Non-sustaining exploration and study costs	19	16	25	62	91
	Care and maintenance (note 4)	16	17	-	67	-
	Corporate and social responsibility costs not related to current operations	14	4	6	26	24

	All-in costs	988	972	1,254	3,921	4,812
	Adjusted for non-controlling interests and non -gold producing companies	(13)	(11)	(19)	(55)	(62)

	All-in costs adjusted for non-controlling interests and non-gold producing companies	975	961	1,235	3,866	4,750
	Adjusted for stockpile write-offs	(5)	(10)	(10)	(23)	(22)

	All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	970	951	1,225	3,843	4,728

	Gold sold - oz (000)	1,011	929	1,115	3,838	4,244
	All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	860	937	1,005	910	1,020
	All-in cost per unit (excluding stockpile write-offs) - $/oz	959	1,024	1,099	1,001	1,114
	[1] Refer to note F Summary of Operations by Mine

C	Total costs [2] - continuing operations
	Total cash costs (note 3)	606	640	722	2,493	3,071
	Adjusted for non-controlling interests, non-gold producing companies and other	(11)	(7)	(13)	(42)	(48)
	Associates and joint ventures’ share of total cash costs	64	66	78	267	291

	Total cash costs adjusted for non-controlling interests and non-gold producing companies	659	699	787	2,718	3,314
	Retrenchment costs (note 3)	2	3	9	11	24
	Rehabilitation and other non-cash costs (note 3)	(31)	11	31	(10)	66
	Amortisation of tangible assets (note 3)	204	183	213	737	749
	Amortisation of intangible assets (note 3)	10	10	9	40	34
	Adjusted for non-controlling interests and non-gold producing companies	(3)	(2)	(7)	(9)	(15)
	Equity-accounted associates and joint ventures’ share of production costs	34	28	24	111	104

	Total production costs adjusted for non-controlling interests and non-gold producing companies	875	932	1,066	3,598	4,276

	Gold produced - oz (000)	994	951	1,100	3,818	4,221
	Total cash cost per unit - $/oz	663	735	715	712	785
	Total production cost per unit - $/oz	880	980	969	942	1,013

	[2] Refer to note F Summary of Operations by Mine

Rounding of figures may result in computational discrepancies.

47

D	Adjusted EBITDA (1) - continuing operations

		Quarter ended			Year ended
		Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million

	Profit (loss) on ordinary activities before taxation	110	46	(9)	257	170
	Add back :
	Finance costs and unwinding of obligations	49	65	67	245	276
	Interest received	(8)	(6)	(6)	(28)	(24)
	Amortisation of tangible and intangible assets (note 3)	214	193	222	777	783

	Adjustments :
	Exchange loss (gain)	6	(11)	(5)	17	7
	Fair value adjustment on $1.25bn bonds	(14)	(118)	(63)	(66)	17
	Impairment of assets	—	6	10	14	12
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	3	2	1	10	2
	Retrenchments and restructuring costs mainly at Obuasi	18	20	154	81	234
	Net loss (profit) on disposal of assets	1	—	2	(1)	(25)
	Loss on sale of Navachab (note 5)	—	—	—	—	2
	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	4	1	(5)	7	(13)
	Repurchase premium on part settlement of $1.25bn bonds	(1)	62	—	61	—
	Associates and joint ventures’ net exceptional expense	(14)	5	(22)	(9)	(16)
	Associates and joint ventures’ - adjustments for amortisation, interest, taxation and other	20	26	56	107	191

	Adjusted EBITDA	388	291	402	1,472	1,616

	(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

				As at Dec 2015	As at Sep 2015	As at Dec 2014
				Unaudited	Unaudited	Unaudited

				US Dollar million

E	Net debt
	Borrowings - long-term portion			2,637	2,691	3,498
	Borrowings - short-term portion			100	71	223

	Total borrowings			2,737	2,762	3,721
	Corporate office lease			(15)	(17)	(22)
	Unamortised portion of the convertible and rated bonds			21	22	28
	Fair value adjustment on $1.25bn bonds			(9)	(24)	(75)
	Cash restricted for use			(60)	(53)	(51)
	Cash and cash equivalents			(484)	(399)	(468)

	Net debt			2,190	2,291	3,133

Rounding of figures may result in computational discrepancies.

48

F Summary of Operations by Mine

For the three months ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	33	58	90	59	53	112	43	1	246	4
Amortisation of tangible and intangible assets	(5)	(10)	(15)	(13)	(9)	(21)	(4)	-	(40)	(3)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	-	-	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	19
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	1
Total sustaining capital expenditure	6	13	19	14	7	21	6	2	48	2
All-in sustaining costs	34	61	94	60	51	112	45	3	254	24
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	2
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	34	61	94	60	51	112	45	3	254	26
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	34	61	94	60	51	112	45	3	254	26
All-in sustaining costs	34	61	94	60	51	112	45	3	254	24
Non-sustaining Project capex	-	-	-	6	-	6	-	-	6	-
Technology improvements	-	-	-	-	-	-	-	5	5	(1)
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	3
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	12

All-in costs	34	61	94	66	51	118	45	8	265	38
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	2
All-in costs adjusted for non-controlling interests and non-gold producing companies	34	61	94	66	51	118	45	8	265	40
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	34	61	94	66	51	118	45	8	265	40

Gold sold - oz (000)(3)	29	61	90	63	54	116	51	3	260	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,142	993	1,041	959	957	958	893	-	988	-
All-in cost per unit (excluding stockpile write-offs)-$/oz(4)	1,142	999	1,045	1,048	957	1,006	893	-	1,028	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

49

For the three months ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	25	42	67	44	42	86	40	-	193	1
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	25	42	67	44	42	86	40	-	193	2
Retrenchment costs	-	-	-	-	-	-	-	1	1	-
Rehabilitation and other non-cash costs	1	4	4	1	1	2	(2)	-	4	(1)
Amortisation of tangible assets	5	9	14	12	8	19	3	-	36	2
Amortisation of intangible assets	-	1	1	1	1	2	-	1	4	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	(2)
Total production costs adjusted for non-controlling interests and non-gold producing companies	31	56	86	58	52	109	41	2	238	2

Gold produced - oz (000) (3)	28	59	87	62	52	113	49	3	252	-

Total cash costs per unit - $/oz(4)	908	714	777	722	802	759	815	-	776	-
Total production costs per unit - $/oz(4)	1,127	948	1,005	950	985	966	852	-	957	-

50

For the three months ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	56	6	66	-	-	113	1	242
Amortisation of tangible and intangible assets	-	(11)	(5)	(7)	-	-	(45)	(1)	(69)
Adjusted for decommissioning amortisation	-	-	1	1	-	-	1	(1)	2
Associates and equity accounted joint ventures’ share of costs(2)	44	-	-	-	7	16	-	-	67
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	2	-	3	-	5
Sustaining exploration and study costs	-	1	3	1	-	-	3	1	9
Total sustaining capital expenditure	1	6	1	13	1	3	33	-	58
All-in sustaining costs	45	52	6	74	10	19	108	-	314
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(11)	-	-	-	-	(11)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	45	52	6	63	10	19	108	-	303
Adjusted for stockpile write-offs	-	-	-	-	(2)	-	(3)	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	45	52	6	63	8	19	105	-	298

All-in sustaining costs	45	52	6	74	10	19	108	-	314
Non-sustaining Project capex	34	-	5	-	-	-	-	(1)	38
Care and maintenance costs	-	-	16	-	-	-	-	-	16
All-in costs	79	52	27	74	10	19	108	(1)	368
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(11)	-	-	-	-	(11)
All-in costs adjusted for non-controlling interests and non-gold producing companies	79	52	27	63	10	19	108	(1)	357
Adjusted for stockpile write-offs	-	-	-	-	(2)	-	(3)	-	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	79	52	27	63	8	19	105	(1)	352

Gold sold - oz (000)(3)	68	53	9	66	7	18	147	-	368
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	669	972	684	957	1,114	1,104	715	-	813
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,165	972	2,941	957	1,114	1,092	715	-	961

51

For the three months ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	50	13	66	-	-	65	-	194
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(10)	-	-	-	-	(10)
Associates and equity accounted joint ventures’ share of total cash costs(2)	42	-	-	-	8	15	-	-	65
Total cash costs adjusted for non-controlling interests and non-gold producing companies	42	50	13	56	8	15	65	-	249
Rehabilitation and other non-cash costs	-	(4)	(14)	(4)	-	-	(5)	1	(26)
Amortisation of tangible assets	-	11	5	7	-	-	45	-	68
Amortisation of intangible assets	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of total cash costs(2)	29	-	-	-	3	2	-	-	34
Total production costs adjusted for non-controlling interests and non-gold producing companies	71	57	4	59	11	17	105	2	326

Gold produced - oz (000) (3)	69	56	8	71	7	16	139	-	366

Total cash costs per unit - $/oz(4)	603	897	1,607	788	1,082	921	465	-	676
Total production costs per unit - $/oz(4)	1,017	1,022	558	816	1,446	1,067	758	-	883

52

For the three months ended 31 December 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	60	78	3	141	59	80	38	2	179
Amortisation of tangible and intangible assets	(6)	(23)	(1)	(30)	(19)	(34)	(20)	1	(72)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-
Sustaining exploration and study costs	-	3	1	4	1	1	1	2	5
Total sustaining capital expenditure	7	11	-	18	17	27	9	-	53
All-in sustaining costs	61	70	3	134	58	74	28	5	165
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(4)	-	-	(3)	(7)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	61	70	3	134	54	74	28	2	158
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	61	70	3	134	54	74	28	2	158

All-in sustaining costs	61	70	3	134	58	74	28	5	165
Non-sustaining exploration and study costs	-	-	1	1	-	-	-	15	15
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	2	1	(1)	2
All-in costs	61	70	4	135	58	76	29	19	182
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(4)	-	-	-	(4)
All-in costs adjusted for non-controlling interests and non-gold producing companies	61	70	4	135	54	76	29	19	178
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	61	70	4	135	54	76	29	19	178

Gold sold - oz (000)(3)	56	100	-	155	69	115	46	-	231

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,103	693	-	864	778	647	587	-	684
All-in cost per unit (excluding stockpile write- offs) - $/oz(4)	1,103	693	-	873	778	664	603	-	784

53

For the three months ended 31 December 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	49	48	2	99	46	51	20	2	119
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(3)	-	-	-	(3)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	49	48	2	99	43	51	20	2	116
Retrenchment costs	-	-	-	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	1	1	2	(4)	(4)	(3)	1	(10)
Amortisation of tangible assets	6	23	1	30	19	31	18	-	68
Amortisation of intangible assets	-	-	-	-	-	3	1	-	4
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(1)	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	55	72	4	131	57	81	36	4	178

Gold produced - oz (000) (3)	51	94	-	144	72	117	46	-	235

Total cash costs per unit - $/oz(4)	969	512	-	685	589	432	435	-	490
Total production costs per unit - $/oz(4)	1,091	770	-	907	788	689	801	-	752

54

For the three months ended 30 September 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	37	68	106	65	58	124	50	2	280	(2)
Amortisation of tangible and intangible assets	(6)	(11)	(17)	(13)	(10)	(23)	(4)	-	(44)	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	13
Total sustaining capital expenditure	5	12	17	16	8	24	4	3	48	1
All-in sustaining costs	36	69	106	68	56	125	50	5	284	11
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	36	69	106	68	56	125	50	5	284	14
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	36	69	106	68	56	125	50	5	284	14

All-in sustaining costs	36	69	106	68	56	125	50	5	284	11
Non-sustaining Project capex	-	-	-	7	-	7	-	1	8	-
Technology improvements	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	4
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	2
All-in costs	36	69	106	75	56	132	50	9	295	17
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	4
All-in costs adjusted for non-controlling interests and non-gold producing companies	36	69	106	75	56	132	50	9	295	21
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	36	69	106	75	56	132	50	9	295	21

Gold sold - oz (000)(3)	26	64	90	53	52	105	46	4	245	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,378	1,083	1,170	1,285	1,102	1,195	1,083	-	1,176	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,378	1,090	1,174	1,422	1,102	1,265	1,083	-	1,222	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.

55

For the three months ended 30 September 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	32	58	90	52	50	102	47	(1)	238	(5)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	5
Total cash costs adjusted for non-controlling interests and non-gold producing companies	32	58	90	52	50	102	47	(1)	238	-
Retrenchment costs	-	-	1	-	-	-	-	1	1	-
Rehabilitation and other non-cash costs	-	1	1	1	1	1	1	(1)	3	-
Amortisation of tangible assets	5	10	15	12	8	21	4	1	40	1
Amortisation of intangible assets	1	1	2	1	1	2	-	-	4	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	38	70	109	66	60	126	52	-	286	3

Gold produced - oz (000) (3)	28	66	93	54	54	108	48	4	253	-

Total cash costs per unit - $/oz(4)	1,168	876	962	958	930	944	984	-	959	-
Total production costs per unit - $/oz(4)	1,398	1,065	1,163	1,221	1,123	1,172	1,084	-	1,152	-

56

For the three months ended 30 September 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	55	24	62	-	-	91	1	233
Amortisation of tangible and intangible assets	-	(8)	(6)	(6)	-	-	(36)	(1)	(57)
Adjusted for decommissioning amortisation	-	-	1	-	-	-	1	-	2
Associates and equity accounted joint ventures’ share of costs(2)	47	-	-	-	7	11	-	-	65
Sustaining exploration and study costs	-	-	3	1	-	-	3	-	7
Total sustaining capital expenditure	2	2	1	5	1	-	32	1	44
All-in sustaining costs	49	49	23	62	8	11	91	1	294
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(9)	-	-	-	-	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	49	49	23	53	8	11	91	1	285
Adjusted for stockpile write-offs	-	(7)	-	-	-	-	-	-	(7)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	49	42	23	53	8	11	91	1	278

All-in sustaining costs	49	49	23	62	8	11	91	1	294
Non-sustaining Project capex	26	-	5	-	-	-	-	-	31
Non-sustaining exploration and study costs	-	-	-	1	-	-	-	-	1
Care and maintenance costs	-	-	17	-	-	-	-	-	17
All-in costs	75	49	45	63	8	11	91	1	343
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(10)	-	-	-	-	(10)
All-in costs adjusted for non-controlling interests and non-gold producing companies	75	49	45	53	8	11	91	1	333
Adjusted for stockpile write-offs	-	(7)	-	-	-	-	-	-	(7)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	75	42	45	53	8	11	91	1	326

Gold sold - oz (000)(3)	73	46	16	54	7	15	122	-	334

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	677	928	1,418	990	1,057	734	741	-	832
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,037	928	2,778	1,004	1,057	755	741	-	979

57

For the three months ended 30 September 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	50	12	52	-	-	67	1	182
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(8)	-	-	-	-	(8)
Associates and equity accounted joint ventures’ share of total cash costs(2)	47	-	-	-	7	12	-	-	66
Total cash costs adjusted for non-controlling interests and non-gold producing companies	47	50	12	44	7	12	67	1	240
Rehabilitation and other non-cash costs	-	-	2	2	-	-	1	-	5
Amortisation of tangible assets	-	8	6	6	-	-	36	-	56
Amortisation of intangible assets	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	24	-	-	-	1	3	-	-	28
Total production costs adjusted for non-controlling interests and non-gold producing companies	71	58	20	51	8	15	104	2	329

Gold produced - oz (000) (3)	72	49	13	52	7	17	138	-	349

Total cash costs per unit - $/oz(4)	658	1,034	922	854	938	679	483	-	687
Total production costs per unit - $/oz(4)	993	1,197	1,570	985	1,029	859	752	-	942

58

For the three months ended 30 September 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	55	61	5	121	70	96	32	-	198
Amortisation of tangible and intangible assets	(6)	(20)	(1)	(27)	(17)	(35)	(12)	-	(64)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	2	-	2
Sustaining exploration and study costs	1	3	-	4	2	-	1	2	5
Total sustaining capital expenditure	7	11	-	18	16	24	7	(1)	46
All-in sustaining costs	57	56	4	117	71	85	30	1	187
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(5)	-	-	(1)	(6)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	57	56	4	117	66	85	30	-	181
Adjusted for stockpile write-offs	-	-	-	-	-	-	(2)	-	(2)

All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	57	56	4	117	66	85	28	-	179
All-in sustaining costs	57	56	4	117	71	85	30	1	187
Non-sustaining Project capex	-	-	-	-	-	-	-	1	1
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	9	9
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	2	-	-	2
All-in costs	57	56	6	119	71	87	30	11	199
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(5)	-	-	-	(5)
All-in costs adjusted for non-controlling interests and non-gold producing companies	57	56	6	119	66	87	30	11	194
Adjusted for stockpile write-offs	-	-	-	-	-	-	(2)	-	(2)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	57	56	6	119	66	87	28	11	192

Gold sold - oz (000)(3)	50	83	-	133	74	123	25	-	221

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,136	674	-	878	896	694	1,097	-	810
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,136	674	-	896	897	712	1,106	-	882

59

For the three months ended 30 September 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	51	42	3	96	49	59	20	1	129
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(4)	-	-	-	(4)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	51	42	3	96	45	59	20	1	125
Retrenchment costs	-	-	-	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	-	-	-	4	1	(1)	(1)	3
Amortisation of tangible assets	6	20	1	27	17	32	11	(1)	59
Amortisation of intangible assets	-	-	-	-	-	3	1	-	4
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(2)	-	-	-	(2)
Total production costs adjusted for non-controlling interests and non-gold producing companies	57	62	4	123	64	95	31	-	190

Gold produced - oz (000) (3)	51	83	-	134	71	123	25	-	219

Total cash costs per unit - $/oz(4)	996	500	-	718	630	483	804	-	570
Total production costs per unit - $/oz(4)	1,119	739	-	921	900	778	1,247	-	875

60

For the three months ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	23	46	58	127	71	65	136	52	1	316	(3)
Amortisation of tangible and intangible assets	(2)	(9)	(14)	(24)	(16)	(13)	(29)	(5)	1	(58)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Total sustaining capital expenditure	2	7	15	25	16	11	27	15	4	70	3
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	23	44	59	128	71	63	134	62	6	328	20

All-in sustaining costs	23	44	59	128	71	63	134	62	6	328	20
Non-sustaining Project capex	-	-	-	-	9	-	9	-	-	9	-
Technology improvements	-	-	-	-	-	-	-	-	7	7	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
All-in costs	23	44	59	128	80	63	143	62	13	344	21
All-in costs adjusted for non-controlling interests and non-gold producing companies	23	44	59	128	80	63	143	62	13	344	21
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	23	44	59	128	80	63	143	62	13	344	21

Gold sold - oz (000)(3)	22	34	68	124	56	63	119	56	1	300	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,027	1,324	888	1,031	1,275	1,000	1,129	1,116	-	1,097	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,027	1,324	893	1,034	1,436	1,000	1,205	1,116	-	1,151	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

61

For the three months ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	20	34	42	96	53	50	103	49	-	248	(5)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	20	34	42	96	53	50	103	49	-	248	(3)
Retrenchment costs	1	2	2	5	1	1	2	-	-	7	-
Rehabilitation and other non-cash costs	-	1	1	3	1	1	3	(2)	1	3	-
Amortisation of tangible assets	2	8	12	22	15	12	27	4	-	53	1
Amortisation of intangible assets	-	1	1	2	1	1	2	1	-	5	1
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	23	46	58	128	71	65	137	52	1	316	-

Gold produced - oz (000) (3)	22	33	68	124	56	63	119	56	1	300	-

Total cash costs per unit - $/oz(4)	894	1,014	615	773	946	792	864	883	-	830	-
Total production costs per unit - $/oz(4)	1,019	1,375	857	1,026	1,276	1,033	1,147	926	-	1,056	-

62

For the three months ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	48	73	86	-	-	-	106	1	314
Amortisation of tangible and intangible assets	-	(6)	(6)	(9)	-	-	-	(43)	(1)	(65)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	1	2
Associates and equity accounted joint ventures’ share of costs(2)	42	-	-	-	13	19	1	-	1	76
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	8
Sustaining exploration and study costs	-	-	10	1	-	-	-	1	-	12
Total sustaining capital expenditure	1	9	6	9	1	3	-	42	(2)	69
All-in sustaining costs	43	51	83	88	14	22	9	106	-	416
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(13)	-	-	-	-	-	(13)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	43	51	83	75	14	22	9	106	-	403
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	-	-	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	43	51	83	75	14	22	1	106	-	395

All-in sustaining costs	43	51	83	88	14	22	9	106	-	416
Non-sustaining Project capex	44	-	6	-	-	-	-	-	-	50
Non-sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	1
All-in costs	87	51	89	89	14	22	9	106	-	467
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(13)	-	-	-	-	-	(13)
All-in costs adjusted for non-controlling interests and non-gold producing companies	87	51	89	76	14	22	9	106	-	454
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	-	-	(8)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	87	51	89	76	14	22	1	106	-	446

Gold sold - oz (000)(3)	81	41	57	76	15	21	3	142	-	435

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	532	1,248	1,440	973	937	1,049	414	751	-	907
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,080	1,248	1,550	981	937	1,049	414	751	-	1,024

63

For the three months ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	39	48	71	-	-	-	62	-	220
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(11)	-	-	-	-	-	(11)
Associates and equity accounted joint ventures’ share of total cash costs(2)	44	-	-	-	14	20	1	-	(1)	78
Total cash costs adjusted for non-controlling interests and non-gold producing companies	44	39	48	60	14	20	1	62	(1)	287
Rehabilitation and other non-cash costs	-	3	12	2	-	-	-	2	-	19
Amortisation of tangible assets	-	6	6	9	-	-	-	43	-	64
Amortisation of intangible assets	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(2)	-	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of total cash costs(2)	17	-	-	-	1	5	-	-	-	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	61	48	66	69	15	25	1	107	-	392

Gold produced - oz (000) (3)	80	40	48	68	15	21	3	144	-	419

Total cash costs per unit - $/oz(4)	546	976	999	884	973	942	220	429	-	687
Total production costs per unit - $/oz(4)	756	1,189	1,362	1,021	1,027	1,201	329	744	-	939

64

For the three months ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	81	79	3	163	66	98	41	4	209
Amortisation of tangible and intangible assets	(14)	(27)	(1)	(42)	(9)	(30)	(16)	-	(55)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	1	1	2	-	2	-	1	3
Total sustaining capital expenditure	5	22	1	28	23	45	13	1	82
All-in sustaining costs	72	76	4	152	80	116	38	6	240
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(6)	-	-	(6)	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	72	76	4	152	74	116	38	-	228
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	72	76	4	152	74	115	38	-	227

All-in sustaining costs	72	76	4	152	80	116	38	6	240
Non-sustaining Project capex	-	-	-	-	-	-	-	2	2
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	21	21
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	4	1	1	6
All-in costs	72	76	6	154	80	120	39	30	269
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(6)	-	-	-	(6)
All-in costs adjusted for non-controlling interests and non-gold producing companies	72	76	6	154	74	120	39	30	263
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	72	76	6	154	74	119	39	30	262

Gold sold - oz (000)(3)	60	92	-	152	71	119	40	-	230

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,193	824	-	995	1,051	970	947	-	990
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,193	824	-	1,006	1,051	1,010	973	-	1,141

65

For the three months ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	66	46	2	114	54	68	24	(1)	145
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(4)	-	-	-	(4)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	66	46	2	114	50	68	24	(1)	141
Retrenchment costs	-	-	-	-	2	1	-	(1)	2
Rehabilitation and other non-cash costs	2	5	-	7	(1)	(1)	-	4	2
Amortisation of tangible assets	14	27	1	42	9	28	16	-	53
Amortisation of intangible assets	-	-	-	-	-	2	-	-	2
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(1)	-	-	(4)	(5)
Total production costs adjusted for non-controlling interests and non-gold producing companies	82	78	3	163	59	98	40	(2)	195

Gold produced - oz (000) (3)	61	96	-	157	64	121	42	-	226

Total cash costs per unit - $/oz(4)	1,083	482	-	729	780	565	570	-	626
Total production costs per unit - $/oz(4)	1,344	815	-	1,043	918	812	958	-	868

66

For the year ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	148	260	408	251	230	481	194	-	1,083	(2)
Amortisation of tangible and intangible assets	(24)	(47)	(71)	(53)	(40)	(93)	(17)	-	(181)	(9)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	77
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	(1)
Total sustaining capital expenditure	21	46	66	59	28	87	17	8	178	3
All-in sustaining costs	145	259	403	257	218	475	194	9	1,081	68
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	8
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	145	259	403	257	218	475	194	9	1,081	76
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	145	259	403	257	218	475	194	8	1,080	76

All-in sustaining costs	145	259	403	257	218	475	194	9	1,081	68
Non-sustaining Project capex	-	2	2	26	-	26	-	-	28	-
Technology improvements	-	-	-	-	-	-	-	15	15	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	11
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	17
All-in costs	145	261	405	283	218	501	194	24	1,124	96
Adjusted for non-controlling interests and non-gold producing companies(1)								-	-	8
All-in costs adjusted for non-controlling interests and non-gold producing companies	145	261	405	283	218	501	194	24	1,124	104
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	145	261	405	283	218	501	194	23	1,123	104

Gold sold - oz (000)(3)	118	254	371	219	209	428	193	12	1,005	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,226	1,018	1,084	1,170	1,044	1,108	1,006	-	1,088	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,226	1,024	1,088	1,290	1,044	1,170	1,006	-	1,131	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

67

For the year ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	119	202	322	191	185	376	176	-	874	(9)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	9
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	119	202	322	191	185	376	176	-	874	-
Retrenchment costs	2	3	4	2	1	3	-	-	7	-
Rehabilitation and other non-cash costs	3	8	11	5	4	9	1	-	21	(1)
Amortisation of tangible assets	22	42	65	49	35	84	15	-	164	5
Amortisation of intangible assets	2	4	7	4	4	8	2	-	17	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	148	259	409	251	229	480	194	-	1,083	7

Gold produced-oz (000) (3)	117	254	371	219	209	428	193	12	1,004	-

Total cash costs per unit - $/oz(4)	1,014	798	867	874	883	879	912	-	881	-
Total production costs per unit - $/oz(4)	1,258	1,025	1,099	1,146	1,098	1,122	1,007	-	1,091	-

68

For the year ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	219	64	280	-	-	404	2	969
Amortisation of tangible and intangible assets	-	(32)	(22)	(26)	-	-	(148)	(2)	(230)
Adjusted for decommissioning amortisation	-	-	4	2	-	-	3	-	9
Associates and equity accounted joint ventures’ share of costs(2)	179	-	-	-	35	56	-	-	270
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	2	-	3	-	7
Sustaining exploration and study costs	-	1	16	6	-	-	7	1	31
Total sustaining capital expenditure	7	15	3	29	5	4	116	1	180
All-in sustaining costs	186	205	65	291	42	60	385	2	1,236
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(44)	-	-	-	-	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	186	205	65	247	42	60	385	2	1,192
Adjusted for stockpile write-offs	-	(12)	-	-	(2)	-	(3)	-	(17)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	186	193	65	247	40	60	382	2	1,175

All-in sustaining costs	186	205	65	291	42	60	385	2	1,236
Non-sustaining Project capex	117	-	20	-	-	(2)	-	-	135
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	2
Care and maintenance costs	-	-	67	-	-	-	-	-	67
Corporate and social responsibility costs not related to current operations	-	-	1	-	-	-	-	-	1
All-in costs	304	205	153	292	42	58	385	2	1,441
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(44)	-	-	-	-	(44)
All-in costs adjusted for non-controlling interests and non-gold producing companies	304	205	153	248	42	58	385	2	1,397
Adjusted for stockpile write-offs	-	(12)	-	-	(2)	-	(3)	-	(17)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	304	193	153	248	40	58	382	2	1,380

Gold sold - oz (000)(3)	290	190	56	256	49	69	531	-	1,441

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	642	1,020	1,185	965	815	886	717	-	815
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,051	1,020	2,750	969	815	852	717	-	957

69

For the year ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	192	51	248	-	-	253	(1)	743
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(37)	-	-	-	-	(37)
Associates and equity accounted joint ventures’ share of total cash costs(2)	176	-	-	-	34	57	-	-	267
Total cash costs adjusted for non-controlling interests and non-gold producing companies	176	192	51	211	34	57	253	(1)	973
Retrenchment costs	-	-	-	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	(4)	(12)	(1)	-	-	(3)	1	(19)
Amortisation of tangible assets	-	32	22	26	-	-	148	-	228
Amortisation of intangible assets	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(4)	-	-	-	-	(4)
Associates and equity accounted joint ventures’share of total cash costs(2)	90	-	-	-	11	10	-	-	111
Total production costs adjusted for non-controlling interests and non-gold producing companies	266	220	61	232	45	67	398	3	1,292

Gold produced - oz (000) (3)	289	193	53	255	49	69	527	-	1,435

Total cash costs per unit - $/oz(4)	609	995	966	827	698	818	480	-	678
Total production costs per unit - $/oz(4)	920	1,142	1,159	912	924	959	756	-	900

70

For the year ended 31 December 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	239	266	20	525	244	335	137	3	719
Amortisation of tangible and intangible assets	(25)	(88)	(4)	(117)	(58)	(125)	(57)	-	(240)
Adjusted for decommissioning amortisation	-	3	-	3	1	-	-	-	1
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	3	1	5
Sustaining exploration and study costs	1	8	6	15	3	2	2	9	16
Total sustaining capital expenditure	29	48	1	78	67	89	33	1	190
All-in sustaining costs	244	237	23	504	257	303	118	14	692
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(19)	-	-	(9)	(28)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	244	237	23	504	238	303	118	5	664
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	237	23	504	238	302	114	5	659

All-in sustaining costs	244	237	23	504	257	303	118	14	692
Non-sustaining Project capex	-	-	-	-	-	-	-	6	6
Non-sustaining exploration and study costs	-	-	6	6	-	2	-	41	43
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	7	-	1	8
All-in costs	244	237	29	510	257	312	118	62	749
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(19)	-	-	-	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	244	237	29	510	238	312	118	62	730
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	237	29	510	238	311	114	62	725

Gold sold - oz (000)(3)	221	354	-	575	273	423	133	-	829

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,110	671	-	875	873	712	861	-	792
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,110	671	-	886	874	733	865	-	885

71

For the year ended 31 December 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	210	169	14	393	188	218	84	2	492
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(14)	-	-	-	(14)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	210	169	14	393	174	218	84	2	478
Retrenchment costs	-	-	-	-	1	2	-	-	3
Rehabilitation and other non-cash costs	1	3	-	4	1	(10)	(6)	-	(15)
Amortisation of tangible assets	25	88	4	117	58	113	52	-	223
Amortisation of intangible assets	-	-	1	1	-	12	5	-	17
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(5)	-	-	-	(5)
Total production costs adjusted for non-controlling interests and non-gold producing companies	236	260	19	515	229	335	135	2	701

Gold produced - oz (000)(3)	216	344	-	560	278	421	132	-	831

Total cash costs per unit - $/oz(4)	970	492	-	702	625	518	635	-	576
Total production costs per unit - $/oz(4)	1,089	755	-	919	825	796	1,025	-	845

72

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	94	201	217	512	313	268	581	231	-	1,324	-
Amortisation of tangible and intangible assets	(8)	(50)	(50)	(107)	(71)	(58)	(129)	(22)	1	(258)	(6)
Adjusted for decommissioning amortisation	1	-	-	1	-	-	-	1	(2)	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	85
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	1
Total sustaining capital expenditure	7	26	44	76	65	35	100	46	7	230	5
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	85
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in sustaining costs adjusted for non-controlling interests and non-goldproducing companies	94	177	211	482	307	245	552	256	8	1,298	91
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	211	482	307	245	552	256	7	1,297	90
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	85
Non-sustaining Project capex	-	-	2	2	32	-	32	-	-	34	-
Technology improvements	-	-	-	-	-	-	-	-	19	19	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	5
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	7
All-in costs	94	177	213	484	339	245	584	256	27	1,351	97
Adjusted for non-controlling interests andnon -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in costs adjusted for non-controlling interests and non-gold producing companies	94	177	213	484	339	245	584	256	27	1,351	103
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	213	484	339	245	584	256	26	1,350	102

Gold sold - oz (000)(3)	78	140	234	452	313	232	544	223	3	1,223	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,185	1,256	903	1,061	981	1,059	1,014	1,153	-	1,064	-
All-in cost per unit (excluding stockpile write-offs)-$/oz(4)	1,185	1,256	909	1,064	1,085	1,059	1,074	1,153	-	1,107	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

73

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	84	144	160	388	233	205	438	210	(1)	1,035	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	7
Total cash costs adjusted for non-controlling interests and non-gold producing companies	84	144	160	388	233	205	438	210	(1)	1,035	-
Retrenchment costs	2	5	3	9	4	3	7	-	(1)	16	-
Rehabilitation and other non-cash costs	1	3	4	8	4	3	8	-	1	16	-
Amortisation of tangible assets	6	47	46	100	65	54	119	20	1	239	5
Amortisation of intangible assets	1	2	4	8	5	4	9	2	1	19	3
Total production costs adjusted for non-controlling interests and non-goldproducing companies	94	201	217	513	311	269	581	232	1	1,325	8

Gold produced - oz (000) (3)	78	141	234	453	313	232	544	223	3	1,223	-

Total cash costs per unit - $/oz(4)	1,074	1,023	685	857	746	882	804	941	-	849	-
Total production costs per unit - $/oz(4)	1,208	1,431	928	1,132	1,001	1,159	1,068	1,040	-	1,087	-

74

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	192	303	314	-	-	-	26	403	5	1,243
Amortisation of tangible and intangible assets	-	(24)	(19)	(32)	-	-	-	-	(99)	(4)	(178)
Adjusted for decommissioning amortisation	-	-	1	4	-	-	-	-	2	(1)	6
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	133	-	-	-	51	89	20	-	-	1	294
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	13	2	-	1	-	-	2	(1)	17
Total sustaining capital expenditure	3	21	43	30	6	6	-	1	129	1	240
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	136	189	341	270	57	96	28	27	437	2	1,583
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	136	189	341	270	57	96	20	25	428	2	1,564

All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Non-sustaining Project capex	176	-	38	-	-	-	-	-	-	-	214
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	-	7
All-in costs	314	189	379	323	57	96	28	27	437	2	1,852
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in costs adjusted for non-controlling interests and non-gold producing companies	314	189	379	275	57	96	28	27	437	2	1,804
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	314	189	379	275	57	96	20	25	428	2	1,785

Gold sold - oz (000)(3)	233	185	248	294	44	85	11	34	481	-	1,615

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	588	1,020	1,374	917	1,298	1,133	1,795	719	890	-	968
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,351	1,020	1,530	933	1,298	1,133	1,795	719	890	-	1,105

75

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	153	264	273	-	-	-	25	286	-	1,001
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(41)	-	-	-	-	-	-	(41)
Associates and equity accounted joint ventures’ share of total cash costs(2)	137	-	-	-	51	87	16	-	-	-	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	137	153	264	232	51	87	16	25	286	-	1,251
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	6	15	5	-	-	-	-	7	-	33
Amortisation of tangible assets	-	24	19	32	-	-	-	-	99	-	174
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(6)	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures’ share of total cash costs(2)	67	-	-	-	8	25	4	-	-	-	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	204	183	298	263	59	112	20	25	393	4	1,561

Gold produced - oz (000) (3)	237	177	243	290	44	85	11	33	477	-	1,597

Total cash costs per unit - $/oz(4)	578	865	1,086	799	1,162	1,028	1,438	752	599	-	783
Total production costs per unit - $/oz(4)	860	1,035	1,223	909	1,343	1,329	1,760	756	821	-	977

76

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	344	296	20	660	222	362	156	5	745
Amortisation of tangible and intangible assets	(47)	(98)	(5)	(150)	(33)	(107)	(49)	(1)	(190)
Adjusted for decommissioning amortisation	-	3	-	3	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	3	6	9	2	8	1	10	21
Total sustaining capital expenditure	31	59	1	91	58	127	38	1	224
All-in sustaining costs	328	263	22	613	249	392	146	16	803
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	(19)	-	-	(16)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	328	263	22	613	230	392	146	-	768
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	22	613	230	391	146	-	767

All-in sustaining costs	328	263	22	613	249	392	146	16	803
Non-sustaining Project capex	-	-	-	-	-	-	-	1	1
Non-sustaining exploration and study costs	-	-	7	7	-	1	-	71	72
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	14	2	1	17
All-in costs	328	263	29	620	249	407	148	89	893
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	(19)	-	-	(1)	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	328	263	29	620	230	407	148	88	873
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	29	620	230	406	148	88	872

Gold sold - oz (000)(3)	271	350	-	622	246	404	138	-	788

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,214	752	-	986	938	966	1,062	-	974
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,214	752	-	998	938	1,004	1,078	-	1,108
		`

77

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	289	195	14	498	184	260	102	(2)	544
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(14)	-	-	-	(14)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	289	195	14	498	170	260	102	(2)	530
Retrenchment costs	-	-	1	1	2	3	-	1	6
Rehabilitation and other non-cash costs	4	9	-	13	5	(7)	-	6	4
Amortisation of tangible assets	47	98	4	149	32	101	48	1	182
Amortisation of intangible assets	-	-	1	1	-	6	1	-	7
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(3)	-	-	(6)	(9)
Total production costs adjusted for non-controlling interests and non-gold producing companies	340	302	20	662	206	363	151	-	720

Gold produced - oz (000) (3)	262	358	-	620	246	403	136	-	785

Total cash costs per unit - $/oz(4)	1,105	545	-	804	692	644	748	-	676
Total production costs per unit - $/oz(4)	1,301	845	-	1,070	842	902	1,113	-	918

78

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:

Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Rahima Moosa Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone: +27 11 637 6000

Fax:  +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone: +61 8 9425 4602

Fax: +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone: +233 303 772190

Fax: +233 303 778155

United Kingdom Secretaries

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only.)

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

Telephone: +44 20 7796 8644

Fax: +44 20 7796 8645

E-mail: jane.kirton@corpserv.co.uk

Directors

Executive

S Venkatakrishnan*§ (Chief Executive Officer)

KC Ramon^ (Chief Financial Officer)

Non-Executive

SM Pityana^ (Chairman)

Prof LW Nkuhlu^ (Lead Independent Director)

A Garner#

R Gasant^

DL Hodgson^

NP January-Bardill^

MJ Kirkwood*

M Richter#

RJ Ruston~

* British	§ Indian #American
~ Australian	^South African

Officers

Executive Vice President – Legal, Commercial and Governance and Company Secretary: ME Sanz Perez

Investor Relations Contacts

Stewart Bailey

Telephone: +27 11 637 6031

Mobile: +27 81 032 2563

E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi

Telephone: +27 11 637 6763

Mobile: +27 82 821 5322

E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman

Telephone: +1 212 858 7702

Mobile: +1 646 379 2555

E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries

Investors@anglogoldashanti.com

AngloGold Ashanti website

www. anglogoldashanti.com

The information on our website is not incorporated by reference in this report.

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Ground Floor, 70 Marshall Street

Johannesburg 2001

(PO Box 61051, Marshalltown 2107)

South Africa

Telephone: 0861 100 950 (in SA)

Fax: +27 11 688 5218

Website : queries@computershare.co.za

Australia

Computershare Investor Services Pty Limited

Level 2, 45 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840)

Australia

Telephone: +61 8 9323 2000

Telephone: 1300 55 2949 (Australia only)

Fax: +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra

Ghana

Telephone: +233 302 229664

Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)

BNY Shareowner Services

PO Box 358016

Pittsburgh, PA 15252-8016

United States of America

Telephone: +1 800 522 6645 (Toll free in USA) or

+1 201 680 6578 (outside USA)

E-mail: shrrelations@mellon.com

Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase and

dividend reinvestment plan for ANGLOGOLD

ASHANTI.

Telephone: +1-888-BNY-ADRS

United Kingdom

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only.)

Shares

Computershare Investor Services (Jersey) Ltd

Queensway House

Hilgrove Street

St Helier

Jersey JE1 1ES

Telephone:    +44 (0) 870 889 3177

Fax:    +44 (0) 870 873 5851

Depository Interests

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

England

Telephone:   +44 (0) 870 702 0000

Fax:   +44 (0) 870 703 6119

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 22, 2016	By: /s/ ME SANZ

Name: ME Sanz
Title: Executive Vice President – Legal,
Commercial and Governance and
Company Secretary